SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 20, 2002

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.
YPF Sociedad Anónima Financial Statements as of March 31, 2002 and 2001.

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SOCIEDAD ANONIMA

Financial Statements as of March 31, 2002 and 2001,
together with the Limited Review Report on Interim Period
Financial Statements and the Statutory Audit Committee’s Report

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English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph -
See Notes 14 and 15

LIMITED REVIEW REPORT ON INTERIM PERIOD
FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS OF YPF SOCIEDAD ANONIMA:

We have reviewed the balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of March 31, 2002 and 2001, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month periods then ended. We have also reviewed the consolidated balance sheets of YPF SOCIEDAD ANONIMA and its controlled companies as of March 31, 2002 and 2001, and the related consolidated statements of income and cash flows for the three-month periods then ended, which are presented as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Management.

We conducted our reviews in accordance with generally accepted auditing standards in Argentina for a review of interim financial statements. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for accounting and financial matters. A review is substantially less in scope than an audit of financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such opinion.

As described in Note 13 to the accompanying financial statements, during this year, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government to the date of this report, which are detailed in the note mentioned above, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) default on payments of the external public debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans principal payments and dividend distributions without prior authorization from the Central Bank of Argentina; (e) the implementation of new withholding systems for hydrocarbon exports; and (f) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

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As indicated in Note 1 to the accompanying financial statements and in accordance with Argentine Securities Commission regulations, the Company has not recognized the effect of changes in the purchasing power of the Argentine peso occurred since January 1, 2002, a requirement of Resolution M.D. No. 3/2002 of the Buenos Aires City Professional Council in Economic Sciences. Had such Resolution been applied, (a) the Company’s shareholders’ equity as of March 31, 2002, would have increased and the loss for the three-month period then ended would have decreased by approximately $ 2,900 million and $ 180 million, respectively, and (b) all account balances as of March 31, 2001, presented for comparative purposes would have been restated to recognize the effects of the changes in the purchasing power of the Argentine peso for the three-month period ended March 31, 2002.

Based on our reviews, except for the nonrecognition of the effect of changes in the purchasing power of the Argentine peso mentioned in the previous paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles in Argentina.

Accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with accounting principles generally accepted in Argentina, but do not conform with accounting principles generally accepted in the United States of America. A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the approximate effect of those differences on net income and shareholders’ equity are set forth in Notes 14 and 15, respectively, to the financial statements.

Buenos Aires, Argentina May 8, 2002	PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. T [o]1 – F [o]8

RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. To 156 – Fo 159

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Buenos Aires

FISCAL YEARS NUMBERS 26 AND 25
BEGINNING ON JANUARY 1, 2002 AND 2001
FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001
(Unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, marketing, transportation and distribution of oil and petroleum products, and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: March 8, 2002 (pending registration).

CAPITAL STRUCTURE
as of March 31, 2002

(expressed in Argentine pesos)

Subscribed, paid- in and authorized for stock exchange listing (Note 4 to primary financial statements)
– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
1 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA
AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos – Note 1 to primary financial statements)
(Unaudited)

	2002	2001

Current Assets
Cash	212	39
Investments (Note 2.a)	110	69
Trade receivables (Note 2.b)	1,332	1,210
Other receivables (Note 2.c)	2,932	1,136
Inventories (Note 2.d)	290	380
Other assets	316	414

Total current assets	5,192	3,248

Noncurrent Assets
Trade receivables (Note 2.b)	76	20
Other receivables (Note 2.c)	915	497
Investments (Note 2.a)	2,320	1,494
Fixed assets (Note 2.e)	9,009	9,658
Intangible assets	35	246

Total noncurrent assets	12,355	11,915

Total assets	17,547	15,163

Current Liabilities
Accounts payable (Note 2.f)	1,597	918
Loans (Note 2.g)	3,799	1,268
Salaries and social security	66	80
Taxes payable	252	919
Advances from crude oil purchasers	453	89
Reserves	176	134

Total current liabilities	6,343	3,408

Noncurrent Liabilities
Accounts payable (Note 2.f)	131	306
Loans (Note 2.g)	2,547	1,347
Salaries and social security	147	53
Advances from crude oil purchasers	1,407	254
Reserves	328	192

Total noncurrent liabilities	4,560	2,152

Total liabilities	10,903	5,560
Minority Interest	–	14
Shareholders’ Equity	6,644	9,589

Total liabilities, minority interest and shareholders’ equity	17,547	15,163

Notes 1 to 3 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
2 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA
AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos –
Note 1 to primary financial statements)
(Unaudited)

	2002	2001

Net sales	2,656	2,120
Cost of sales	(1,654)	(1,223)

Gross profit	1,002	897
Administrative expenses (Exhibit H)	(75)	(50)
Selling expenses (Exhibit H)	(150)	(149)
Exploration expenses (Exhibit H)	(47)	(15)

Operating income	730	683
Loss on long-term investments	(13)	(5)
Other income (expense), net (Note 2.h)	(47)	5
Financial income (expense) and holding gains, net:
Gains on assets (Note 2.i)	3,589	13
Losses on liabilities (Note 2.i)	(6,169)	(65)
Gains (Losses) from sale of long-term investments and fixed assets to be disposed of (Note 12 to the primary financial statements)	78	(1)

Net (loss) income before income tax	(1,832)	630
Income tax	(6)	(278)

Net (loss) income	(1,838)	352

(Losses) earnings per share	(4.67)	0.90

For supplemental information on consolidated statements of income, see Note 1.b.

Notes 1 to 3 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
3 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA
AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos – Note 1 to primary financial statements)
(Unaudited)

	2002	2001

Cash Flows from Operating Activities
Net (loss) income	(1,838)	352
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Dividends from long-term investments	–	4
Income (losses) from sale of long-term investments and assets to be disposed of	(78)	1
Losses (income) on long-term investments and amortization of intagible assets	119 (1)	(1	)(1)
Depreciation of fixed assets	236	237
Consumption of materials and fixed assets retired, net of the respective allowances	13	10
Increase in allowances for fixed assets, net of losses from assets to be disposed of	21	6
Net increase (decrease) in reserves	189	(5)
Changes in assets and liabilities:
Trade receivables	(442)	28
Other receivables	(1,687)	(361)
Inventories	(24)	(38)
Accounts payable	578	(120)
Salaries and social security	103	3
Taxes payable	108	151
Advances from crude oil purchasers	1,200	(22)
Exchange differences, interest and other	2,371	(39)

Net cash flows provided by operating activities	869	206

Cash Flows from Investing Activities
Acquisitions of fixed assets	(276)	(284)
Net capital contributions and acquisitions of long-term investments	–	(160)
Proceeds from sale of long-term investments	–	206
Investments (non cash and equivalents)	7	1

Net cash flows used in investing activities	(269)	(237)

Cash Flows from Financing Activities
Proceeds from loans	2	52
Payment of loans	(381)	(289)
Dividends paid	–	(78)

Net cash flows used in financing activities	(379)	(315)

Increase (Decrease) in Cash and Equivalents	221	(346)
Cash and equivalents at the beginning of years	96	439
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	–	12

Cash and equivalents at the end of periods	317	105

For supplemental information on equivalents, see Note 2.a.

(1)	Includes 102 corresponding to the proportional consolidation of the income statements of Petroken Petroquímica Ensenada S.A., Refinería del Norte S.A., Profertil S.A., Empresa Petrolera Andina S.A., Compañía Mega S.A. and Global Petroleum Corporation as of March 31, 2002, and (8) corresponding to the proportional consolidation of the income statements of Petroken Petroquímica Ensenada S.A., Refinería del Norte S.A., Profertil S.A., Empresa Petrolera Andina S.A. and Global Petroleum Corporation as of March 31, 2001.

Notes 1 to 3 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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SCHEDULE I

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA
AND CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos, except where otherwise indicated -
Note 1 to primary financial statements)

(Unaudited)

1.	Consolidated Financial Statements

a)	Changes in Argentine economic rules:

In view of the Argentine economic crisis, the Argentine Government has implemented several changes in the economic rules. The summary of the main measures adopted is disclosed in Notes 1 and 13 to the primary financial statements.

b)	Consolidation policies:

Following the methodology established in Technical Resolution Number 4 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), YPF Sociedad Anónima (the “Company” or “YPF”) has consolidated its balance sheets as of March 31, 2002 and 2001 and the related statements of income and cash flows for the three-month periods then ended with the financial statements of those companies in which YPF has the number of votes necessary to control corporate decisions (“YPF Group”).

Additionally, the income on long-term investments in investees in which a 50% interest or joint control is held (Petroken Petroquímica Ensenada S.A. (“Petroken”), Refinería del Norte S.A., Profertil S.A., Compañía Mega S.A. (“Mega”), Empresa Petrolera Andina S.A. (“Andina”) and Global Petroleum Corporation (“Global”) as of March 31, 2002, and Petroken, Refinería del Norte S.A., Profertil S.A., Andina and Global as of March 31, 2001) have been proportionally consolidated line by line, based on the Company’s interest in income accounts of the financial statements of such companies. The effect of this proportional consolidation on consolidated net sales and on consolidated operating income for the three-month periods ended March 31, 2002 and 2001, is disclosed in Note 14 to the primary financial statements.

Under General Resolution No 368 from the Argentine Securities Commission (“CNV”), the Company submits its Consolidated Financial Statements, included in Schedule I, preceding its primary financial statements.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159

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c)	Financial statements used for consolidation:

The consolidated financial statements as of March 31, 2002 have been based upon the last available unaudited consolidated financial statements of YPF International Ltd. and YPF Holdings Inc., the last available audited consolidated financial statements of A-Evangelista S.A. and the last available unaudited financial statements of Operadora de Estaciones de Servicios S.A., Enerfin S.A., Argentina Private Development Company Limited and Poligas Luján S.A.C.I. As of March 31, 2001, the consolidated financial statements have been based upon the last available unaudited consolidated financial statements of YPF International Ltd., YPF Chile S.A., Repsol YPF Gas S.A., A-Evangelista S.A. and the last available unaudited financial statements of Operadora de Estaciones de Servicios S.A., Apex Petroleum Inc., Argentina Private Development Company Limited, Astra Producción Petrolera S.A., Enerfin S.A. and Poligás Luján S.A.C.I.

d)	Valuation criteria:

The financial statements of the controlled companies have been prepared with valuation criteria similar to those used by YPF in the preparation of its own financial statements.

The financial statements of foreign subsidiaries have been converted into Argentine pesos at the exchange rate prevailing at the end of each period.

In addition to the valuation criteria disclosed in the notes to the YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

The benefits related to the plans of the controlled companies have been accrued based on years of service and compensation earned during years of employment during the employee’s active service period.

The health care and life insurance benefits for retired employees and certain insurance and other post-employment benefits for individuals whose employment is terminated prior to their normal retirement are accrued based on the estimated cost of retiree benefit payments, other than pensions, during employees’ active service period. Benefits provided after employment but before retirement have been accrued based on the estimated cost of post-employment benefits when the minimum service period is met, payment of the benefit is probable and its amount can be reasonably estimated.

Recognition of revenues

Revenues and costs related to construction activities are accounted for by the percentage of completion method. Under this method, a proportionate share of the contract revenues and costs is recognized, as work on a contract progresses.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159

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2.	Analysis of the Main Accounts of the Consolidated Financial Statements

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts

Assets

a)	Investments:	2002			2001
		Current		Noncurrent	Current		Noncurrent

	Short-term investments, restricted cash and government securities(1)	110	(2)	44	69	(2)	12
	Long-term investments (Exhibit C)	–		2,400	–		1,488
	Allowance for reduction in value of holdings in long-term investments	–		(124)	–		(6)

		110		2,320	69		1,494

	(1)			Includes 36 and 12 of restricted cash as of March 31, 2002 and 2001, respectively.
	(2)			Includes 105 and 66 as of March 31, 2002 and 2001, respectively, with an original maturity of less than three months.

b)	Trade receivables:	2002		2001
		Current	Noncurrent	Current	Noncurrent

	Accounts receivable	1,567	76	1,341	19
	Notes receivable	3	–	18	1
	Related parties	228	–	138	–

		1,798	76	1,497	20
	Allowance for doubtful trade receivables	(466)	–	(287)	–

		1,332	76	1,210	20

c)	Other receivables:	2002			2001
		Current		Noncurrent	Current	Noncurrent

	Tax credits and advances and export rebates	161		100	115	5
	Trade	41		–	54	–
	Prepaid expenses	34		188	31	169
	Concessions charges	7		73	6	78
	Related parties	1,943	(1)	334	720	2
	Loans to clients	22		100	33	106
	From the renegotiation of long-term contracts	–		32	–	42
	Gas imbalance	–		32	–	27
	From joint ventures and other agreements	63		–	69	–
	From sale of noncurrent assets	521		7	30	19
	Miscellaneous	244		86	180	54
		–		–	–	–

		3,036		952	1,238	502
	Allowance for other doubtful accounts	(104)		–	(102)	–
	Allowance for valuation of other receivables to their estimated realizable value	–		(37)	–	(5)

		2,932		915	1,136	497

	(1)			Includes 928 with Repsol International Finance B.V. (Other related party under common control).

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159

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d)	Inventories:	2002	2001

	Refined products for sale	145	233
	Crude oil	95	111
	Products in process of refining	6	3
	Raw materials and packaging materials	44	29
	Materials	–	4

		290	380

e)	Fixed assets:	2002	2001

	Net book value of fixed assets (Exhibit A)	9,065	9,841
	Allowance for unproductive exploratory drilling	(18)	(16)
	Allowance for obsolescence of materials	(12)	(13)
	Allowance for fixed assets to be disposed of	(26)	(154)

		9,009	9,658

Liabilities

f)	Accounts payable:	2002		2001
		Current	Noncurrent	Current	Noncurrent

	Trade	875	11	642	12
	Exploitation concessions (Note 10.b to the primary financial statements)	300	–	–	220
	Related parties	212	6	22	–
	From joint ventures and other agreements	72	–	111	–
	Other	138	114	143	74

		1,597	131	918	306

g)	Loans:			2002		2001
		Interest rates (1)	Principal Maturity	Current	Noncurrent	Current	Noncurrent

	Negotiable Obligations (Note 3.g.1 to the primary financial statements)	–	–	933	2,127	307	1,145
	Related parties	2.60-6.70%	2002	1,762	–	842	–
	Maxus Notes	8.42-10.83%	2002-2004	3	81	1	28
	Export prefinancing	2.20-4.69%	2002	400	–	–	–
	The Export Import Bank of Japan	–	–	–	–	30	30
	Currency swaps	–	–	–	–	67	6
	Other bank loans and other creditors	3.72-6.90%	2002-2007	701	339	21	138

				3,799	2,547	1,268	1,347

	(1)	Annual interest rates as of March 31, 2002.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159

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The maturities of the Company’s consolidated noncurrent loans, as of March 31, 2002, are as follows:

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	Over 5 years	Total

Noncurrent loans	1,060	81	75	75	1,256	2,547

Consolidated Statements of Income Accounts

h)	Other income (expense), net:	Income (Expense)
		2002	2001

	Tax on checking account debits and credits	(14)	–
	Amortization of goodwill of controlled and joint controlled companies	(4)	(2)
	Miscellaneous	(29)	7

		(47)	5

i)	Financial income (expense) and holding gains, net:	Income (Expense)
		2002	2001

	Gains on assets:
	Interests	20	13
	Exchange differences	3,550	(6)
	Holding gains on inventories	19	6

		3,589	13

	Losses on liabilities:
	Interests	(121)	(62)
	Exchange differences	(6,048)	(3)

		(6,169)	(65)

		(2,580)	(52)

3.      Commitments and Contingencies in Controlled Companies

Federal, state and local laws and regulations relating to health and environmental quality in the United States affects nearly all of the operations of YPF Holdings Inc.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, YPF Holdings Inc. has certain potential liabilities associated with former operations. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159

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As of March 31, 2002, reserves for the environmental contingencies totaled 231. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in additional reserves being required in the future. The main environmental contingencies are detailed as follows:

Hudson County, New Jersey. Until 1972, Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), operated a chromite ore processing plant at Kearny, New Jersey. According to the New Jersey Department of Environmental Protection and Energy (“DEP”), wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County.

In 1990 Occidental Petroleum Corporation (“Occidental”), as successor to Chemicals, signed an administrative consent order with the DEP for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. The work is presently being performed by Tierra Solutions, Inc. (“TS”), a YPF Holdings Inc. subsidiary, on behalf of Occidental and TS submitted its remedial investigation reports to the DEP in late 2001. TS is required to provide financial assurance related with the previously mentioned work. Currently, the required financial assurance is provided in the amount of US$ 20 million by YPF Holdings Inc. This financial assurance may be reduced with the approval of the DEP following any annual cost review. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being 104 as of March 31, 2002. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called “orphan” chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. It is possible that the State of New Jersey might institute legal actions seeking recovery of its expenditures in connection with these sites. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemicals’ former Newark Plant, New Jersey agricultural chemicals plant, are contaminated with hazardous chemicals from many sources. Pursuant to an agreement with the U.S. Environmental Protection Agency, TS is conducting further testing and studies to characterize contaminated sediment and biota, and to examine the stability of the sediments, in a six-mile portion of the Passaic River near the plant site. YPF Holdings Inc. currently expects the testing and studies to be completed in the first quarter of 2003 and cost from 6 to 12 after March 31, 2002. The estimated cost of these studies has been reserved. The remediation costs that may be required, if any, cannot be reasonably estimated at this time.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio involving several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant. In 1995, the Ohio Environmental Protection Agency (“OEPA”) issued its Directors’ Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study (the “RIFS”) be conducted at the former Painesville plant area. TS has agreed to participate in the RIFS as required by the Director’s Order. On March 8, 2002, TS submitted the remedial investigation report covering the entire site to the OEPA and will submit required feasibility reports separately. As of March 31, 2002, it is estimated that the remaining cost of performing the RIFS will be approximately 3 over the next year. YPF Holdings Inc. has reserved its estimated share of the cost to perform the RIFS. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, changes, including additions, to the reserve will be made as may be required.

Third Party Sites. The U.S. Environmental Protection Agency (the “EPA”) sued a number of potentially responsible parties, including Occidental as the successor to Chemicals, in federal court in Texas seeking recovery of remediation costs allegedly incurred at the Sikes Pit disposal site near Crosby, Texas. TS defended this case on behalf of Occidental. The parties to this litigation have settled this matter, and the court has entered a consent decree approving the settlement. The settlement has not produced significant adverse effect neither on YPF Holdings Inc. financial position nor in its operating result.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159

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Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. While this action is in the discovery stage, both Maxus and Occidental have filed motions for partial summary judgment. On January 25, 2002, the court granted Occidental’s and denied Maxus’ respective motions for partial summary judgments. Maxus believes the court erred and intends to appeal. YPF Holdings Inc. believes Occidental’s claims are without merit and that the resolution of such claims should not have a material adverse effect on the YPF Holdings Inc. financial position or results of operations.

YPF foreign petroleum exploration, development and production activities, through its subsidiaries, are subject to political and economic uncertainties and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted, as well as risks of loss in some countries due to government changes, civil strife, acts of war, guerrilla activities and insurrection. Currently, it is not possible to determine the potential future effect that these risks may have on YPF’s financial statements. Related effects will be reported in the financial statements as they become known and estimable.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA
AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos – Note 1 to primary financial statements)

(Unaudited)

	2002
	Cost
Main Account	Amounts at Beginning of Year	Increases		Net Decreases and Transfers		Amounts at End of Period

Land and buildings	1,060	3		(38)		1,025
Mineral property, wells and related equipment	16,327	424		44		16,795
Refinery equipment	2,976	–		27		3,003
Transportation equipment	734	1		(1)		734
Materials and equipment in warehouse	108	43		(29)		122
Drilling and work in progress	584	270		(79)		775
Furniture, fixtures and installations	242	–		1		243
Selling equipment	680	–		(18)		662
Other property	146	39		(10)		175

Total, current period	22,857	780	(2)(8)	(103	)(7)	23,534

Total, prior period	23,277	2,530	(2)(5)	(1,628	)(1)	24,179

	2002									2001

	Depreciation
Main Account	Accumulated at Beginning of year	Net Decreases and Transfers		Depreciation Rate	Increases		Accumulated at End of Period	Net Book Value		Net Book Value

Land and buildings	379	(3)		2%	9		385	640		679
Mineral property, wells and related equipment	10,647	(3)		(4)	295		10,939	5,856	(3)	6,386	(3)
Refinery equipment	1,913	(2)		4-5%	25		1,936	1,067		1,116
Transportation equipment	492	(2)		1-5%	3		493	241		244
Materials and equipment in warehouse	–	–		–	–		–	122		138
Drilling and work in progress	–	–		–	–		–	775		741
Furniture, fixtures and installations	195	(4)		10%	5		196	47		153
Selling equipment	394	(6)		10%	13		401	261		300
Other property	98	(2)		10%	23		119	56		84

Total, current period	14,118	(22	)(7)		373	(8)	14,469	9,065

Total, prior period	13,437	(547	)(1)		1,448	(6)	14,338			9,841

(1)				Includes 381 of net book value charged to fixed assets allowances and 690 charged to “Net loss from sale of noncurrent assets and fixed assets to be disposed of” for the three-month period ended March 31, 2001.
(2)				Includes 4 corresponding to capitalized financial expenses for those assets whose construction is extended in time for the three-month periods ended March 31, 2002 and 2001.
(3)				Includes 805 and 1,036 of mineral property as of March 31, 2002 and 2001, respectively.
(4)				Depreciation has been calculated according to the unit of production method.
(5)				Includes 2,246 of book value corresponding to fixed assets of Astra and Repsol Argentina S.A. at the moment of its merger into YPF, and to fixed assets acquired to Pecom.
(6)				Includes 1,211 of fixed assets’ accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of its merger into YPF.
(7)				Includes 79 and 8 of net decreases for the three-month period ended March 31, 2002, related to the sale of long-term investments as mentioned in Note 12 to the primary financial statements.
(8)				Includes 504 and 137 of book value and accumulated depreciation, respectively, corresponding to the exchange difference originated in the translation of the amounts at beginning of the year, related to investments in foreign companies.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001
INVESTMENTS IN SHARES AND HOLDINGS IN INVESTEES AND OTHER COMPANIES

(amounts expressed in millions of Argentine pesos – Note 1 to primary financial statements)
(Unaudited)

	2002																		2001

									Information on the Issuer
	Description of the Securities										Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost		Main Business	Registered Address	Date	Capital Stock		Income (loss)	Equity		Holding in Capital Stock		Book Value

Investees:
Empresa Petrolera Andina S.A.	Common	Bs. 100		13,439,520	1,569	(8)	503		Exploration, production and marketing of hydrocarbons in Bolivia	Av. José Estenssoro No 100, casi Radial 19, 3[o] Anillo Externo – Santa Cruz de la Sierra – Bolivia	12/31/01	197		32	456		50.00%	(5)	509

Compañía Mega S.A.	Common	$ 1		77,292,000	81	(6)	77		Separation, fractionation and transportation of natural gas liquids	Av. Roque Sáenz Peña 777 – P. 7[o] – Buenos Aires – Argentina	12/31/01	203		9	212		38.00%		77

Petroken Petroquímica Ensenada S.A.	Common	$ 1		40,602,826	47	(6)	47		Petrochemicals	Sarmiento 1230 – P. 6[o] – Buenos Aires – Argentina	12/31/01	81		(2)	113		50.00%		59

Profertil S.A.	Common	$ 1		1,000,000	95	(6)	178		Production and marketing of fertilizers	Alicia Moreau de Justo 140 – P. 1[o] – Buenos Aires – Argentina	12/31/01	2		(30)	325		50.00%		170

Refinería del Norte S.A.	Common	$ 1		45,803,655	25	(6)	56		Refining	Maipú 1 – P. 2º – Buenos Aires – Argentina	12/31/01	92		7	128		50.00%		63

Oleoductos del Valle S.A.	Common	$ 10		4,072,749	44	(1)	22		Oil transportation by pipeline	Florida 1 – P. 10[o] – Buenos Aires – Argentina	12/31/01	110		22	155		37.00%		42

PBBPolisur S.A.(3)	Common	$ 1		12,838,664	48	(6)	107		Petrochemicals	Av. Eduardo Madero 900 – P. 7[o] – Buenos Aires – Argentina	12/31/01	46		(77)	157		28.00%		61

Bitech Petroleum Corporation	–	– –		–	–		–		Identification and development of new business opportunities in the oil and gas sector in Russian Federation	# 9, 197 – Wilkinson Road – Brampton – Ontario – Canada	–	–		–	–		–		15

Komi Nenets Energy Company Ltd.	Common	CYP£ 1		10,000	–	(2)	–		Identification and development of new business opportunities in the oil and gas sector in Russian Federation	1 Lambousas Street – Nicosia 1095 – Cyprus	–	–		–	–		33.33%	(5)	–	(2)

Global Companies LLC	–	– –		–	84		24		Supply, storage, marketing and distribution of hydrocarbons and their derivatives	Watermill Center 800 South Street – Waltham – Massachusetts – USA	–	–		–	–		51.00%	(12)	26

Montello Group LLC	–	– –		–	–		–	(2)	Supply, storage, marketing and distribution of hydrocarbons and their derivatives	Watermill Center 800 South Street – Waltham – Massachusetts – USA	–	–		–	–		49.00%	(12)	1

Chelsea Sandwich LLC	–	– –		–	–	(2)	4		Storage and distribution of hydrocarbons and their derivatives	Watermill Center 800 South Street – Waltham – Massachusetts – USA	–	–		–	–		51.00%	(12)	1

Terminales Marítimas Patagónicas S.A.	Common	$ 10		476,034	13	(1)	3		Oil storage and shipment	Av. Leandro N. Alem 1180 – P.11[o] – Buenos Aires – Argentina	12/31/01	14		6	47		33.15%		14

Oiltanking Ebytem S.A.	Common	$ 10		351,167	3	(1)	4		Hydrocarbon transportation and storage	Alicia Moreau de Justo 872 – P. 4[o] – Of. 7 – Buenos Aires – Argentina	12/31/01	12		6	19		30.00%		3

Gasoducto del Pacífico (Argentina) S.A.	Preferred	$ 1		12,298,800	13		12		Gas transportation by pipeline	San Martín 323 – P. 19[o] – Buenos Aires – Argentina	12/31/01	124		5	133		10.00%	(9)	13

Gasoducto del Pacífico (Chile) S.A.	–	– –		–	–		–		Gas transportation by pipeline	Isidora Goyenechea 3600 – Of. 401 – Comuna Las Condes – Santiago de Chile – Chile	–	–		–	–		–		17

Gasoducto del Pacífico (Cayman) Ltd.	Common	US$ 1		5,000	–	(2)	–	(2)	Investment and finance	P.O. Box 265 – Georgetown – Cayman Islands	12/31/00	–	(2)	– (2)	–	(2)	10.00%		–	(2)

Empresas Lipigas S.A.	–	– –		–	–		–		Investment and finance	Las Urbinas 53 – P. 15[o] – Comuna de Providencia – Santiago de Chile – Chile	–	–		–	–		–		42

Central Dock Sud S.A.	Common	$ 0.01		86,799,282	4		1		Electric power generation and bulk marketing	Reconquista 360 – P. 6[o] – Buenos Aires – Argentina	12/31/01	9		18	211		9.98%	(10)	1

Gas Argentino S.A.	Common	$ 1		104,438,182	153		154		Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360 – Buenos Aires – Argentina	12/31/01	230		14	337		45.33%		157

Gas Austral S.A.	–	– –		–	–		–		Retail packing, bottling and marketing of LPG	Islas Malvinas 3012 – Río Grande – Tierra del Fuego – Argentina	–	–		–	–		–		1

Gasoducto Oriental S.A.	Common	$ 1		2,000	–	(2)	–	(2)	Realization of the project and construction of a gas pipeline and other accessory furniture, from Colonia to Montevideo, in the Eastern Republic of Uruguay, for Gasoducto Cruz del Sur S.A.	Av. Ingeniero Huergo 1437 – P. 2[o] “E” – Buenos Aires – Argentina	12/31/01	–	(2)	1	1		16.67%	(7)	–	(2)

Inversora Dock Sud S.A.	Common	$ 1		40,291,975	114		87		Investment and finance	Reconquista 360 – P. 6[o] – Buenos Aires – Argentina	12/31/01	94		13	208		42.86%		90

Pluspetrol Energy S.A.	Common	$ 1		30,006,540	90	(6)	55		Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339 – Buenos Aires – Argentina	12/31/01	67		30	244		45.00%		96

A&C Pipeline Holding Company	Common	US$ 1		162,000	–	(2)	–	(2)	Investment and finance	P.O. Box 309 – Georgetown – Cayman Islands	12/31/01	1		– (2)	1		18.00%		–	(2)

Oleoducto Trasandino (Argentina) S.A.	Preferred	$ 1		8,099,280	11	(6)	8		Oil transportation by pipeline	Esmeralda 255 – P. 5[o] – Buenos Aires – Argentina	12/31/01	45		7	62		18.00%	(9)	12

Oleoducto Trasandino (Chile) S.A.	–	– –		–	–		–		Oil transportation by pipeline	Ahumada 341 – Santiago de Chile – Chile	–	–		–	–		–		12

Petróleos Transandinos YPF S.A.	Common	– –	(11)	1,179	–	(2)	–	(2)	Exploration and production of oil and gas; refining and marketing of oil and petroleum derivatives	Gertrudis Echenique 30 – P. 12[o] – Comuna Las Condes – Santiago de Chile – Chile	12/31/01	47		5	57		1.05%		–	(4)
Other companies:

Mercobank S.A.	Common	$ 1		1,800,264	6		6		Investment and finance	Bartolomé Mitre 343 – Buenos Aires – Argentina	06/30/00	46		(15)	14		3.91%		6

					2,400		1,348												1,488

For supplemental information on main changes on companies comprising the YPF Group, see Note 12 to the primary financial statements.

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	No value is disclosed, due to book value is less than $ 1 million.
(3)	PBB was merged with and into Polisur S.A. effective as from April 1, 2001.
(4)	As of March 31, 2001, this investment was a consolidated controlled company (Note 12 to the primary financial statements).
(5)	Holding in capital stock through YPF International Ltd.
(6)	Holding in shareholders’ equity as of December 31, 2001 plus the results of the operations of the first quarter of 2002.
(7)	Holding in capital stock through A-Evangelista S.A.
(8)	Holding in shareholders’ equity as of December 31, 2001, plus the results of operations of the first quarter of 2002 and the adjustments to fair value of fixed assets acquired.
(9)	Interest in preferred stock.
(10)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(11)	These shares have no face value.
(12)	Holding in capital sock through YPF Holdings Inc.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA
AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME AS OF MARCH 31, 2002 AND 2001

EXPENSES INCURRED
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos – Note 1 to primary financial statements)

(Unaudited)

	2002						2001

	Production Costs	Administrative Expenses	Selling Expenses	Exploration Expenses	Total		Total

Salaries and social security taxes	69	20	20	5	114		105
Fees and compensation for services	5	17	3	1	26		27
Other personnel expenses	9	4	3	4	20		16
Taxes, charges and contributions	38	1	1	–	40		23
Royalties and easements	168	–	–	–	168		129
Insurance	4	–	1	–	5		3
Rental of real estate and equipment	19	2	9	5	35		27
Survey expenses	–	–	–	2	2		2
Depreciation of fixed assets	233	10	19	–	262	(1)	244	(1)
Industrial inputs, consumable materials and supplies	44	1	4	–	49		51
Construction and other service contracts	76	6	8	–	90		69
Preservation, repair and maintenance	119	4	4	–	127		80
Contracts for the exploitation of productive areas	17	–	–	–	17		13
Unproductive exploratory drillings	–	–	–	26	26		6
Transportation, products and charges	53	–	57	–	110		86
Allowance for doubtful trade receivables	–	–	5	–	5		19
Publicity and advertising expenses	–	2	7	–	9		17
Fuel, gas, energy and miscellaneous	52	8	9	4	73		70

Total, current period	906	75	150	47	1,178

Total, prior period	773	50	149	15			987

(1)	Includes 26 corresponding to the proportional consolidation of the income statements of Petroken, Refinería del Norte S.A., Profertil S.A., Andina, Mega and Global for the three-month period ended March 31, 2002, and 7 corresponding to the proportional consolidation of the income statements of Petroken, Refinería del Norte S.A., Profertil S.A., Andina and Global for the three-month period ended March 31, 2001.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS
AS OF MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos – Note 1)

(Unaudited)

	2002	2001

Current Assets
Cash	165	29
Investments (Note 3.a)	45	23
Trade receivables (Note 3.b)	1,229	1,008
Other receivables (Note 3.c)	1,149	495
Inventories (Note 3.d)	263	357
Other assets (Note 2.c)	316	411

Total current assets	3,167	2,323

Noncurrent Assets
Trade receivables (Note 3.b)	76	19
Other receivables (Note 3.c)	808	644
Investments (Note 3.a)	3,917	3,329
Fixed assets (Note 3.e)	8,343	8,183
Intangible assets (Exhibit B)	5	85

Total noncurrent assets	13,149	12,260

Total assets	16,316	14,583

Current Liabilities
Accounts payable (Note 3.f)	1,372	679
Loans (Note 3.g)	3,495	1,271
Salaries and social security	37	60
Taxes payable	166	867
Advances from crude oil purchasers (Note 10.b)	453	89
Reserves (Exhibit E)	113	113

Total current liabilities	5,636	3,079

Noncurrent Liabilities
Accounts payable (Note 3.f)	62	248
Loans (Note 3.g)	2,466	1,319
Advances from crude oil purchasers (Note 10.b)	1,407	254
Reserves (Exhibit E)	101	94

Total noncurrent liabilities	4,036	1,915

Total liabilities	9,672	4,994

Shareholders’ Equity (per corresponding statements)	6,644	9,589

Total liabilities and shareholders’ equity	16,316	14,583

Notes 1 to 15 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)

(Unaudited)

	2002	2001

Net sales (Note 8)	1,726	1,477
Cost of sales (Exhibit F)	(846)	(699)

Gross profit	880	778
Administrative expenses (Exhibit H)	(43)	(36)
Selling expenses (Exhibit H)	(112)	(130)
Exploration expenses (Exhibit H)	(21)	(11)

Operating income	704	601
Losses on long-term investments	(57)	(71)
Other income (expense), net (Note 3.h)	(22)	5
Financial income (expense) and holding gains, net:
Gains on assets (Note 3.i)	3,481	8
Losses on liabilities (Note 3.i)	(5,929)	(53)
(Loss) income from sale of long-term investments (Note 12)	(15)	115

Net (loss) income before income tax	(1,838)	605

Income tax (Note 2.g)	–	(253)

Net (loss) income	(1,838)	352

(Losses) earnings per share (Note 1)	(4.67)	0.90

Notes 1 to 15 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos – Note 1)

(Unaudited)

	2002
	Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Irrevocable Contributions	Total

Balance at the beginning of years	3,933	1,161	291	13	5,398
Merger with Astra C.A.P.S.A. and Repsol Argentina S.A. as of January 1, 2001	–	–	–	–	–
Net (loss) income for the periods	–	–	–	–	–

Balance at the end of periods	3,933	1,161	291	13	5,398

	2002				2001
	Legal Reserve	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity

Balance at the beginning of years	368	3	2,713	8,482	8,293
Merger with Astra C.A.P.S.A. and Repsol Argentina S.A. as of January 1, 2001	–	–	–	–	944
Net (loss) income for the periods	–	–	(1,838)	(1,838)	352

Balance at the end of periods	368	3	875	6,644	9,589

Notes 1 to 15 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos – Note 1)

(Unaudited)

	2002	2001

Cash Flows from Operating Activities
Net (loss) income	(1,838)	352
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Losses on long-term investments	57	71
Losses from long-term investments	–	4
Depreciation of fixed assets	215	204
Losses (income) from sale of long-term investments	15	(115)
Consumption of materials and fixed assets retired, net of the respective allowances	7	7
Increase in allowances for fixed assets	16	6
Net decrease in reserves	(2)	(3)
Changes in assets and liabilities:
Trade receivables	(388)	120
Other receivables	(746)	(60)
Inventories	(12)	(38)
Accounts payable	344	(141)
Salaries and social security	(12)	–
Taxes payable	56	158
Advances from crude oil purchasers	1,200	(22)
Exchange differences, interest and other	1,893	(4)

Net cash flows provided by operating activities	805	539

Cash Flows from Investing Activities
Acquisitions of fixed assets	(256)	(250)
Capital contributions	–	(147)
Proceeds from sale of long-term investments	–	171
Investments (non cash and equivalents)	–	1

Net cash flows used in investing activities	(256)	(225)

Cash Flows from Financing Activities
Proceeds from loans	–	58
Payment of loans	(369)	(289)
Dividends paid	–	(78)

Net cash flows used in financing activities	(369)	(309)

Increase in Cash and Equivalents	180	5
Cash and equivalents at the beginning of years	26	37
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	–	7

Cash and equivalents at the end of periods	206	49

For supplemental information on equivalents, see Note 3.a.

Notes 1 to 15 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1)
(Unaudited)

1.      Changes in Argentine Economic Rules and Significant Accounting Policies

Changes in Argentine economic rules

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term. The summary of the main measures adopted is disclosed in Note 13.

Significant accounting policies

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) considering the regulations of the Argentine Securities Commission. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

The financial statements for the three-month periods ended March 31, 2002 and 2001 are unaudited but reflect all adjustments which, in the opinion of Management, are necessary to present the financial position, results of operations and cash flows for such periods on a basis consistent with the audited annual financial statements.

    Presentation of financial statements in Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money until August 31, 1995 by the application of the method for restatement in constant pesos set forth in Technical Resolution Number 6 of the FACPCE. Pursuant to General Resolution Number 272 of the CNV and based on the prevailing economic stability conditions, the Company discontinued the application of the restatement method as from September 1, 1995, while retaining all restatements recorded until such date. This criterion has been accepted by Argentine GAAP until December 31, 2001.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Considering the existence of a new inflationary context (the increase in the price index applicable for restating financial statements was 32% in the three-month period ended March 31, 2002) and the conditions created by the new scenario established by the Public Emergency and Exchange System Reform Law, which are further described in Note 13, on March 6, 2002, the Buenos Aires City Professional Council in Economic Sciences (the “CPCECABA”) approved Resolution M.D. No. 3/2002, that provides, among other aspects, the application of the restatement in constant peso method in the fiscal years or interim periods ended on and after March 31, 2002, and accepts that the accounting measurements restated as a result of the change in the purchasing power of the Argentine peso until the discontinuance of the adjustments, such as those arose in the stability period, be considered as stated in the currency of December 2001.

The Company should apply Resolution M.D. No. 3/2002 of the CPCECABA, related to the restatement in constant peso method, once approved by the CNV. Had such Resolution been applied, (a) the Company’s shareholders’ equity as of March 31, 2002, would have increased and the loss for the three-month period then ended would have decreased by approximately 2,900 and 180, respectively, and (b) all account balances as of March 31, 2001, presented for comparative purposes would have been restated to recognize the effects of changes in the purchasing power of the Argentine peso for the three-month period ended March 31, 2002.

    Financial instruments with off-balance sheet risk and concentrations of credit risk

Although YPF does not use derivative financial instruments to hedge the effects of fluctuations in market prices, the Company has entered into certain hedging contracts, which are described below.

Gains and losses on hedging activities over crude oil sales are deferred until the related transaction is recognized and are accounted for as a component of net sales in the Statement of Income.

A detail of derivative financial instruments entered by the Company outstanding as of March 31, 2002, is as follows:

a)	Crude oil price option:

YPF has entered into an option intended to hedge the sale price under the long-term crude oil sales contract with ENAP (the Chilean state-owned oil and gas company) as YPF has secured the issuance of the Negotiable Obligations for an amount of US$ 400 million under the US$ 700 million MTN Program mentioned in Note 3.g.1), by proceeds from the exports under this contract. This option can be exercised if the market price is lower than US$ 14 per barrel of crude oil. As of March 31, 2002, approximately 2 million of barrels of crude oil are hedged under this option.

b)	Crude oil price swaps:

In November 1996, June 1998 and December 2001, the Company entered into price swap agreements on future crude oil delivery commitments of approximately 27.8 million, 23.9 million and 24.1 million crude oil barrels to be delivered during the term of seven, ten and seven years, respectively, under the forward crude oil sale agreements mentioned in Note 10.b). Under these price swap agreements the Company will receive variable selling prices, which will depend upon market prices. As of March 31, 2002, approximately 44 million of barrels of crude oil are hedged under these agreements.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal. Additionally, the Company’s trade receivables are dispersed among a broad customer base; therefore, concentrations of credit risk are limited.

    Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of three months or less to be cash and equivalents.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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    Recognition of revenue

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, upon delivery to the customers.

    Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in exploration and in oil and gas extraction have been consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, income, costs and expenses (Note 6).

    Production concessions and exploration permits

According to Argentine Law Number 24,145 issued in November 1992, YPF’s producing fields and undeveloped properties were converted into production concessions and exploration permits under Law Number 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 10.b).

    (Losses) Earnings per share

(Losses) Earnings per share have been calculated based on the 393,312,793 shares outstanding during the three-month periods ended as of March 31, 2002 and 2001 (Note 4).

2.      Valuation Criteria

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

	–	Amounts in Argentine pesos have been valued at face value, which includes accrued interest through the end of each period, if applicable.

	–	Amounts in foreign currencies have been valued at the relevant exchange rates in effect as of each period-end, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is presented in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

	–	Refined products for sale, products in process of refining and crude oil have been valued at replacement cost as of the end of each period.

	–	Materials, raw materials and packaging materials have been valued at weighted average price, which does not significantly differ from its replacement cost as of the end of each period.

c)	Other assets:

Corresponds to the holding in capital stock in Repsol YPF Chile Ltda. as of March 31, 2002, and to the holdings in capital stock of related companies, Eg3 S.A., Eg3 Asfaltos S.A., Eg3 Red S.A., Electricidad Argentina S.A. and Inversora en Distribución de Entre Ríos S.A., as of March 31, 2001, valued at the lower of equity method or fair value (Note 12).

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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d)	Noncurrent investments:

Investments in shares and holdings in other companies

These include the Company’s investments in controlled companies and investees as defined by Argentine Corporation Law (Article 33 of Law No. 19,550) and investments in other companies where less than 10% interest is held. These investments are detailed in Exhibit C and have been valued using the equity method, except Mercobank S.A., which has been valued at cost because YPF does not exercise significant influence over this company. The equity of foreign investments has been converted into Argentine pesos at the exchange rate prevailing at the end of each period and the corresponding exchange differences have been credited (charged) to current income.

If necessary, adjustments have been made to conform the accounting principles used by controlled companies and investees to those of the Company.

Holding in preferred shares has been valued as defined in the respective bylaws.

The investments in controlled companies and investees have been calculated based upon the last available financial statements of these companies at the end of each period (Exhibit C), considering subsequent significant events.

For the three-month periods ended March 31, 2002 and 2001, the Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, the dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

Government securities

These securities are classified as “held to maturity” and have been valued at cost plus accrued interest.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financing costs have been capitalized. Those costs have been calculated net of the effect of inflation accumulated through August 31, 1995, as detailed in Note 1.

Oil and gas producing activities

–	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. Furthermore, costs of drilling exploratory wells are also charged to expense if the proved reserves determination process exceeds one year following completion of drilling.

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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	–	Unproved properties have been valued at cost restated as detailed in Note 1. For unproved properties a valuation allowance is provided if necessary, by a charge against earnings to reflect the impairment of unproven acreage. Unproved properties are reviewed periodically by Management to insure the carrying value is recoverable based upon the geological and engineering estimates of total possible and probable reserves expected to be added over the remaining life of each concession.

	–	Estimated future abandonment and plugging costs have been considered in determining depreciation rates.

Other fixed assets

	–	The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and repairs to the fixed assets have been charged to expense as incurred.

Renewals, betterments and major repairs that materially extend the useful life of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated realizable value.

The carrying value of the fixed assets, taken as a whole, does not exceed their estimated realizable value.

f)	Intangible assets:

Goodwill represents the excess of the acquisition cost of certain subsidiaries over book value, which was similar to the fair value of net assets and liabilities acquired at the date of the respective acquisitions, restated as detailed in Note 1. Goodwill has been disclosed net of the related accumulated amortization. Amortization of goodwill is provided over its estimated useful life, using the straight-line method (Exhibit B).

g)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax expense applying the current 35% income tax rate to the estimated tax income for the year, without considering the effect of the temporary differences between the financial and tax basis. Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets at the end of each year and therefore the Company’s tax liability will coincide with the higher of such taxes. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company has estimated the existence of tax loss carryforward for the year to be ended December 31, 2002, and has determined a Tax on Minimum Presumed Income charge of 25 for the period ended March 31, 2002, which was capitalized in “Other receivables – Noncurrent” in the balance sheet.

The tax loss carryforward may be offset against future taxable income through year 2007. In any fiscal year when such offsetting takes place, the tax benefit (resulting from applying the effective rate to the tax loss used) will only be realized to the extent that income tax (after the offsetting) exceeds or equal tax on minimum presumed income, but shall be reduced by any excess of the latter over income tax.

For the three-month period ended March 31, 2001, the estimated income tax was charged to “Income Tax” in the statement of income, since the estimated annual income tax was higher than the estimated tax on minimum presumed income.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Royalties, withholding systems for hydrocarbon exports and turnover tax

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes effectively produced. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation, storage and treatment. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform established the implementation of a withholding system for hydrocarbon exports for five years. The applicable rates to that withholding system amounts to 5% for refined products and 20% for crude oil.

Sales, excluding exports, are subject to turnover tax at an average effective rate of approximately 1.89% and 1.82% for the three-month periods ended March 31, 2002 and 2001, respectively.

h)	Allowances and reserves:

Allowances

Amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated realizable value of these assets.

Reserves for losses

Amounts have been provided for various contingencies involving the Company. The estimated probable amounts recorded take into consideration the probability of occurrence, based on Management’s expectations and consultation with legal counsel.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for the “Subscribed Capital” account which is stated at its historical value. The adjustment required to state the balance in constant Argentine pesos as of August 31, 1995 is disclosed in the “Adjustment to Contributions” account.

j)	Statements of income accounts:

The amounts included in the income statements have been recorded by applying the following criteria:

–	Cost of sales has been calculated by computing units sold in each month at the production cost of that month.

–	The charges for the depreciation and amortization of nonmonetary assets, valued at historical cost, have been recorded based on the restated historical cost of such assets, as detailed in Note 1.

–	Holding gains (losses) on inventories valued at current value have been included in the account “Holding gains (losses) on inventories”.

–	The income (losses) on long-term investments in controlled companies and investees has been calculated on the basis of the income of those companies and was included in the account “Losses on long-term investments”.

–	The Company has reflected the financial interest components of purchases and sales accrued during the periods, if significant, as required by Argentine GAAP, separately in “Financial income (expense) and holding gains, net”.

–	Exchange differences arising from foreign currency assets and liabilities, were included in the account “Financial income (expense) and holding gains, net”.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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k)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or, the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation.

3.	Analysis of the Main Accounts of the Financial Statements

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet Accounts

Assets

a)	Investments:	2002				2001
		Current		Noncurrent		Current		Noncurrent

	Short-term investments and Government securities	45	(1)	20	(2)	23	(1)	–
	Long-term investments (Exhibit C)	–		4,021		–		3,335
	Allowance for reduction in value of holdings in long-term investments (Exhibit E)	–		(124)		–		(6)

		45		3,917		23		3,329

(1)	Includes 41 and 20 as of March 31, 2002 and 2001, respectively, with an original maturity of less than three months.
(2)	Corresponds to Treasury bonds (“Letras Externas de la República Argentina”) and includes 12 due from one to two years and 8 due from two to three years, which accrues an annual interest rate of approximately 9.28%.

b)	Trade receivables:	2002			2001
		Current		Noncurrent	Current	Noncurrent

	Accounts receivable	1,454		76	1,128	19
	Notes receivable	3		–	5	–
	Related parties (Note 7)	234		–	148	–

		1,691	(1)	76	1,281	19
	Allowance for doubtful trade receivables (Exhibit E)	(462)		–	(273)	–

		1,229		76	1,008	19

(1)	Includes 239 in litigation, 252 one to three months past due, 466 in excess of three months past due, 702 due within three months and 32 due after three months.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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c)	Other receivables:	2002				2001
		Current		Noncurrent		Current	Noncurrent

	Tax credits and advances and export rebates	122		98		102	–
	Trade	38		–		53	–
	Prepaid expenses	15		111		19	139
	Concessions charges	7		73		6	78
	Related parties (Note 7)	890		328		190	206
	Loans to clients	22		100		32	106
	From the renegotiation of long-term contracts	–		32		–	42
	Gas imbalance	–		32		–	27
	From joint ventures and other agreements	47		–		48	–
	From sale of noncurrent assets	11		7		31	19
	Miscellaneous	101		64		116	32

		1,253	(1)	845	(2)	597	649
	Allowance for other doubtful accounts (Exhibit E)	(104)		–		(102)	–
	Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	–		(37)		–	(5)

		1,149		808		495	644

	(1)					Includes 77 one to three months past due, 146 in excess of three months past due and 1,030 due as follows: 321 from one to three months, 289 from three to six months, 89 from six to nine months and 331 from nine to twelve months.
	(2)					Includes 324 due from one to two years, 138 due from two to three years and 383 due after three years.

d)	Inventories:	2002	2001

	Refined products for sale	145	226
	Crude oil	95	111
	Products in process of refining	6	3
	Raw materials and packaging materials	17	17

		263	357

e)	Fixed assets:	2002	2001

	Net book value of fixed assets (Exhibit A)	8,399	8,238
	Allowance for unproductive exploratory drilling (Exhibit E)	(18)	(16)
	Allowance for obsolescence of materials (Exhibit E)	(12)	(13)
	Allowance for fixed assets to be disposed of (Exhibit E)	(26)	(26)

		8,343	8,183

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Liabilities

f)	Accounts payable:	2002				2001
		Current		Noncurrent		Current	Noncurrent

	Trade	831		11		541	12
	Exploitation concessions (Note 10.b)	300		–		–	220
	Related parties (Note 7)	150		–		43	–
	From joint ventures and other agreements	72		–		87	–
	Other	19		51		8	16

		1,372	(1)	62	(2)	679	248

	(1) Includes 1,042 due within three months, 10 due from three to six months and 320 due after six months.
	(2) Includes 39 due from one to two years and 23 due after two years.

g)	Loans:			2002		2001
		Interest rates (1)	Principal Maturity	Current	Noncurrent	Current	Noncurrent

	Negotiable Obligations (Note 3.g.1)	–	–	933	2,127	307	1,145
	Related parties (Note 7)	6.70%	2002	1,461	–	851	–
	Export prefinancing	2.20-4.69%	2002	400	–	–	–
	The Export Import Bank of Japan	–	–	–	–	30	30
	Currency swaps	–	–	–	–	67	6
	Other bank loans and other creditors	3.72-6.90%	2002-2007	701	339	16	138

				3,495	2,466	1,271	1,319

	(1) Annual interest rates as of March 31, 2002

The maturities of the Company’s current and noncurrent loans, as of March 31, 2002, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total

Current loans	343	234	2,065	853	3,495

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	Over 5 years	Total

Noncurrent loans	985	75	75	75	1,256	2,466

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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As of March 31, 2002, the main loans of the Company with restrictive covenants, are as follows:

1)	Negotiable Obligations:

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance			Interest rates(1)	Principal Maturity	Book Value
(in millions)						2002		2001
	Year	Principal value				Current	Noncurrent	Current	Noncurrent
–	1994	US$ 350		8.00%	2004	9	909	3	318
US$ 500	1995	US$ 400		–	–	–	–	66	–
US$ 500	1997	US$ 100	(2)	7.00%	2002	21	–	20	7
US$ 700	1995	US$ 400	(2)	7.50%	2002	71	–	68	23
US$ 700	1996	Itl. L. 300,000		–	–	–	–	142	–
US$ 1,000	1997	US$ 300		7.75%	2007	4	633	2	246
US$ 1,000	1998	US$ 350		7.25%	2003	817	–	1	309
US$ 1,000	1998	US$ 100		10.00%	2028	8	195	4	87
US$ 1,000	1999	US$ 225		9.13%	2009	3	390	1	155

						933	2,127	307	1,145

(1)				Annual interest rates as of March 31, 2002.
(2)				Interest and principal payments of these issuances will be secured by proceeds from the exports under the long-term oil sales contract with ENAP (Note 10.b).

In connection with the issuances of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturities and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

	Statements of Income Accounts

h)	Other income (expense), net:	Income (Expense)
		2002	2001

	Tax on checking account debits and credits	(14)	–
	Miscellaneous	(8)	5

		(22)	5

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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i)	Financial income (expense) and holding gains, net:	Income (Expense)
		2002	2001

	Gains on assets:
	Interests	15	8
	Exchange differences(1)	3,457	(6)
	Holding gains on inventories (Exhibit F)	9	6

		3,481	8

	Losses on liabilities:
	Interests	(93)	(53)
	Exchange differences	(5,836)	–

		(5,929)	(53)

		(2,448)	(45)

	(1)	Includes 2,321 and (6) corresponding to the translation effect on foreign investments for the three-month periods ended March 31, 2002 and 2001, respectively.

4. Capital Stock

The Company’s capital, as of March 31, 2002, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. As of January 1, 2001, YPF increased its capital stock by the amount of 403, represented by 40,312,793 Class D shares, each with a par value of Argentine pesos 10 and one vote per share, as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF.

As of March 31, 2002, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.03% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of March 31, 2002, the Argentine Government holds 1,000 Class A shares. So long as any Class A shares remain outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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5.      Restricted Assets and Guarantees Given

As of March 31, 2002, YPF has guaranteed commercial agreements signed by certain subsidiaries for US$ 110 million. Additionally, as a consequence of the merger of Astra C.A.P.S.A. and Repsol Argentina S.A. with and into YPF, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 72 million and US$ 85 million, respectively.

The Company has agreed to maintain its interest in Repsol YPF Chile Ltda., Profertil S.A. and Petroken Petroquímica Ensenada S.A. and not to dispose such interests without the prior consent of the lenders. In addition, YPF has pledged all shares of capital stock in Compañía Mega S.A., and has committed, among other things, to maintain its interest upon April 1, 2004. Furthermore, the Company has signed a guarantee in relation to the financing activities of Compañía Mega S.A. for an amount of approximately US$ 13 million.

In connection with the loans taken for the acquisition of the common stock of Maxus (indirect controlled company through YPF Holdings Inc.), the Company has guaranteed the repayment of such debt, that amounted to US$ 28 million as of March 31, 2002.

Additionally, pursuant to the sale of certain subsidiaries during the year ended December 31, 2001, the Company guaranteed the effect of the devaluation of the Argentine peso in relation to the U.S. dollar on a working capital of US$ 80 million for a twelve-month period beginning on December 2001. This commitment is subject to Argentine law, consequently, falls under the scope of the Law on Public Emergency and Exchange System Reform as amended.

6.      Participation in Joint Ventures and Other Agreements

As of March 31, 2002, the main exploration and production joint ventures and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator	Last Financial Statements Issued	Duration Through	Activity

Puesto Hernández Neuquén and Mendoza	61.55%	Pecom Energía S.A.	12/31/01	2016	Production
El Tordillo Chubut	12.20%	Tecpetrol S.A.	12/31/01	2016	Production
Magallanes “A” Santa Cruz	50%	Sipetrol S.A.	12/31/01	2016	Production
Tierra del Fuego Tierra del Fuego	30%	Pan American Fueguina S.R.L.	12/31/01	2017	Production
Palmar Largo Formosa	30%	Pluspetrol S.A.	12/31/01	2017	Production
Aguaragüe Salta	30%	Tecpetrol S.A.	02/28/02	2017	Exploration and production

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Name and Location	Ownership Interest	Operator	Last Financial Statements Issued	Duration Through	Activity

Aguada Pichana Neuquén	27.28%	Total Austral S.A.	12/31/01	2017	Production
San Roque Neuquén	34.11%	Total Austral S.A.	12/31/01	2017	Exploration and production
Acambuco Salta	22.50%	Pan American Energy LLC	12/31/01	2016	Exploration and production
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.	12/31/01	2017	Exploration
Llancanelo Mendoza	51%	YPF S.A.	–	2018	Exploration and production
Ramos(1) Salta	15%	Pluspetrol Energy S.A.	03/31/01	2026	Production
Filo Morado Neuquén	50%	YPF S.A.	–	2006	Generation of power electricity
(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of March 31, 2002, the Company had been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas, having an interest between 18% and 100%. The Company also entered into agreements with other oil companies to carry out exploration efforts in certain areas of the Neuquén and Golfo de San Jorge basins.

The assets, liabilities and production costs of the joint ventures and other agreements included in the financial statements are as follows:

	2002	2001

Current assets	55	118
Noncurrent assets	685	866

Total assets	740	984

Current liabilities	76	129
Noncurrent liabilities	1	3

Total liabilities	77	132

Production costs	85	74

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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7.      Balances and Transactions with Related Parties

The principal outstanding balances as of March 31, 2002 and 2001, from transactions with controlled companies, investees, the parent company and other related parties under common control are as follows:

	2002			2001
	Trade receivables	Other receivables		Trade receivables	Other receivables

	Current	Current	Noncurrent	Current	Current	Noncurrent

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	8	–	–	2	–	–
A – Evangelista S.A.	–	22	–	2	1	–
Others	–	–	–	–	29	–

	8	22	–	4	30	–

Investees:
Refinería del Norte S.A.	15	2	–	8	–	–
Profertil S.A.	4	35	70	1	53	–
Compañía Mega S.A.	57	–	11	22	–	–
Empresa Petrolera Andina S.A.	–	135	–	–	–	–
Petróleos Transandinos YPF S.A.	13	–	–	6	–	–
Others	18	23	–	10	3	3

	107	195	81	47	56	3

Other Related Parties under common control:
Repsol YPF Transporte y Trading S.A.	88	–	–	81	–	–
Repsol YPF Gas S.A.	8	28	57	16	12	68
Repsol YPF Gas Chile Ltda.	–	161	190	–	53	75
Repsol YPF Brasil S.A.	14	258	–	–	–	–
Repsol Butano S.A.	–	136	–	–	–	–
Repsol International Finance B.V. – Kingdom of Netherlands	–	84	–	–	–	–
Astra Producción Petrolera S.A.	–	–	–	–	–	60
Others	9	6	–	–	39	–

	119	673	247	97	104	203

	234	890	328	148	190	206

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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	2002		2001
	Accounts Payable	Loans	Accounts Payable	Loans

	Current	Current	Current	Current

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	8	–	13	9
A – Evangelista S.A.	40	–	10	–
Others	44	–	–	–

	92	–	23	9

Investees:
Oleoductos del Valle S.A.	8	–	4	–
Refinería del Norte S.A.	19	–	3	–
Oleoducto Trasandino (Argentina) S.A.	5	–	3	–
Others	17	–	9	–

	49	–	19	–

Parent Company and Other Related Parties under common control:
Repsol International Finance B.V. – Kingdom of Netherlands	–	–	–	581
Repsol Netherlands Finance B.V. – Kingdom of Netherlands	–	1,461	–	261
Others	9	–	1	–

	9	1,461	1	842

	150	1,461	43	851

The Company has purchase, sale and financing transactions with its controlled companies and investees, parent company and other related parties under common control. The prices of these transactions approximate the amounts charged to unrelated third parties. Additionally, sale transactions involving interests held by YPF in controlled companies and investees to other related parties are detailed in Note 12. The principal purchase, sale and financing transactions with these companies for the three-month periods ended March 31, 2002 and 2001, include the following:

	2002				2001
	Sales	Purchases and Services	Loans operations (Debit) Credit	Interests Gain (Loss)	Sales	Purchases and Services	Loans operations (Debit) Credit	Interests Gain (Loss)

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	1	14	–	–	2	16	8	–
A – Evangelista S.A.	–	36	–	–	–	11	–	–

	1	50	–	–	2	27	8	–

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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	2002				2001
	Sales	Purchases and Services	Loans operations (Debit) Credit	Interests Gain (Loss)	Sales	Purchases and Services	Loans operations (Debit) Credit	Interests Gain (Loss)

Investees:
Refinería del Norte S.A.	26	6	–	–	23	18	–	–
Petroken Petroquímica Ensenada S.A.	10	–	–	–	15	–	–	–
Profertil S.A.	6	1	–	1	5	–	–	–
Compañía Mega S.A.	31	–	(11)	–	21	–	–	–
Oleoductos de Valle S.A.	–	10	–	–	–	10	–	–
Oleoducto Trasandino (Argentina) S.A.	–	10	–	–	–	8	–	–
Petróleos Transandinos YPF S.A.	11	–	–	–	7	–	–	–
Others	14	14	–	1	6	12	–	–

	98	41	(11)	2	77	48	–	–

Parent Company and Other Related Parties under common control:
Repsol YPF Transporte y Trading S.A.	171	10	–	–	294	1	–	–
Repsol YPF Gas S.A.	9	–	–	1	14	–	–	–
Repsol YPF, S.A.	2	–	–	–	–	–	(148)	–
Repsol International Finance B.V. – Kingdom of Netherlands	–	–	(84)	–	–	–	50	(10)
Repsol Netherlands Finance B.V. – Kingdom of Netherlands	–	–	–	(20)	–	–	–	(5)
Repsol YPF Gas Chile Ltda.	–	–	–	3	–	–	–	1
Others	9	–	–	2	–	–	–	–

	191	10	(84)	(14)	308	1	(98)	(14)

	290	101	(95)	(12)	387	76	(90)	(14)

8.      Business Segment Information

The Company organizes its business into five segments which comprise: the exploration and production, including contractual purchases of crude oil and natural gas arising from service contracts and concession obligations (“Exploration and Production”), the refining and marketing of crude oil and petroleum derivatives (“Refining and Marketing”), the petrochemical operations (“Chemical”), the marketing of natural gas and electric power generation (“Natural Gas and Electricity”) and the other activities, not falling into these categories, which principally include corporate administration costs and assets and the operations of TS (Note 10.b) (“Corporate and Other”).

Operating income (loss) and identifiable assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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	Exploration and Production	Refining and Marketing		Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation adjustments	Total

Three-month period ended March 31, 2002
Net sales to unrelated parties	221	1,150		58	7		–	–	1,436
Net sales to related parties	43	247		–	–		–	–	290
Net intersegment sales and fees	1,073	56		30	2		–	(1,161)	–

Total net sales and revenues for services	1,337	1,453		88	9	(1)	–	(1,161)	1,726

Operating income (loss)	682	211		15	8		(43)	(169)	704
Income (loss) on long-term investments	78	(24)		(75)	(13)		(23)	–	(57)
Depreciation, depletion and amortization of fixed assets	166	41		4	1		3	–	215
Acquisition of fixed assets	219	15		15	2		5	–	256
Identifiable assets	9,718	5,322		687	410		509	(330)	16,316
Three-month period ended March 31, 2001
Net sales to unrelated parties	131	907		47	5		–	–	1,090
Net sales to related parties	325	62		–	–		–	–	387
Net intersegment sales and fees	653	74		50	2		–	(779)	–

Total net sales and revenues for services	1,109	1,043	(2)	97	7	(1)	–	(779) (2)	1,477

Operating income (loss)	553	93		1	4		(36)	(14)	601
Income (loss) on long-term investments	(80)	26		(15)	(1)		(1)	–	(71)
Depreciation, depletion and amortization of fixed assets	155	42		3	1		3	–	204
Acquisition of fixed assets	183	18		40	2		7	–	250
Identifiable assets	8,420	4,679		701	508		424	(149)	14,583

(1)	Natural gas sales are recorded in the Exploration and Production segment.
(2)	Effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation adjustments would have been approximately 1,303 and (1,039), respectively.

Export revenues were 966 and 506, including 171 and 294 sold to Repsol YPF Transporte y Trading S.A. for the three-month periods ended March 31, 2002 and 2001, respectively. The export sales are mainly to Brazil, Chile and the United States of America.

9.	Social and Other Employee Benefits

a)	Performance Bonus Program:

Covers certain YPF and its controlled companies’ personnel. The bonus is based on compliance with corporate, business unit and personal objectives and performance. It is calculated considering the annual compensation of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Program was 5 and 4 for the three-month periods ended March 31, 2002 and 2001, respectively.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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b)	Retirement Plan:

Effective March 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member. Retirement insurance companies will be responsible for the administration of the funds.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 1 for the three-month periods ended March 31, 2002 and 2001.

c)	Selective Deferred Compensation Plan:

This plan selectively covers employees who were at top positions with YPF and its controlled companies upon the Company’s taking over by Repsol YPF and who at present work for such companies. Beneficiaries under this plan are entitled to collecting 40 monthly salaries upon the occurrence of any of the following events: (i) voluntary termination when reaching 65 years old or between 55 and 65 years old with Board of Directors’ approval, (ii) a decrease of over 20% in their annual compensation without their acceptance, or a noticeable decrease in their management level or responsibilities, (iii) dismissal without cause or, (iv) death or incapacity. Benefits under this plan are fully accrued when the occurrence of events (ii) to (iv) occur, otherwise, they are accrued based on the number of remaining months for each beneficiary to reach the age of 65 years old at the time of being included under this plan. Management expects that the Company’s charge, assuming that the above mentioned condition (i) occurs, will not exceed approximately 1 per year.

10.	Commitments and Contingencies

a)	Reserve for pending lawsuits:

The Company has established a reserve for these contingencies, and in the opinion of Management, based upon the opinion of external counsel, these lawsuits are not expected to have a material adverse effect on the results of operations and financial position of the Company in the future (Exhibit E).

b)	Other matters:

Contractual commitments:

In 1994, the Company executed a long-term sale contract with ENAP (the Chilean state-owned oil and gas company) effective until October 2002, for the supply of 40,000 to 60,000 barrels/day of Neuquén Basin crude oil to Chile.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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In November 1996, June 1998 and December 2001, the Company received approximately US$ 381 million, US$ 300 million and US$ 383 million, respectively, from crude oil purchasers as advanced payments for future crude oil deliveries under forward crude oil sale agreements for a total amount of US$ 399 million, US$ 315 million and US$ 400 million, respectively. Under the terms of these agreements, YPF has agreed to sell and deliver approximately 27.8 million, 23.9 million and 24.1 million crude oil barrels during the term of seven, ten and seven years, respectively. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. These payments have been classified as advances from crude oil purchasers on the balance sheet and are being reduced as crude oil is delivered to the purchasers under the terms of the contracts. The balance outstanding of these advances as of March 31, 2002 and 2001, amounts to 1,860 and 343, respectively. Crude oil volumes delivered to the purchasers are reported as net sales at prices used to calculate the total amount under these agreements.

Management does not believe that any material adverse effects on the results of operations and financial position of the Company would occur as a result of the commitments discussed in the preceding paragraphs.

Liabilities and contingencies assumed by the Argentine Government:

The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the Predecessor as of December 31, 1990.

As of March 31 2002, all claims related to the Predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government. On the basis of privatization legislation, the Company believes that it will not be held ultimately responsible for any material amount of these claims.

Environmental liabilities of YPF:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in effect relating to the protection of the environment as such laws have historically been interpreted and enforced.

Expenditures related to the remediation of existing conditions caused by past operations are fully provided as known.

The estimates underlying such provision are based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. From evidence currently available, Management does not believe these changes would have a significant adverse impact on the Company’s financial position and results of operations, although changes in projected expenditures as a result of changes in Argentine laws and regulations could affect future results of operations.

Environmental liabilities of Maxus:

Certain environmental liabilities retained by Maxus related to activities in the chemical industry carried out in the past were assumed by TS, an indirect controlled subsidiary through YPF Holdings Inc. In connection with this transaction, YPF committed to contribute capital to TS up to an amount that will enable TS to satisfy the assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Liquefied petroleum gas market:

On March 22, 1999, YPF was notified of Resolution No. 189 from the Department of Industry, Commerce and Mining of Argentina (the “Department”) issued on March 19, 1999. Such resolution imposed a fine on the Company of 109, based on the interpretation that YPF had purportly abused of its dominant position in the liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG regarding the sales to the domestic market from 1993 through 1997. On March 29, 1999, YPF filed with the Criminal Economic Appellate Court in and for the City of Buenos Aires (“the Court of Appeals”) an appeal against and a motion to annul such resolution. On November 24, 2000, the Court of Appeals confirmed the resolution of such Department (two ayes and one dissenting vote). Furthermore, the dissenting judge proposed to revoke Resolution No. 189 from the Department, as the judge considered that the correct operation of the market has not been affected and that no unfair competition practices were applied. Based on the above mentioned, the dissenting judge considered that the Antitrust Law No. 22,262 has not been violated (Whereas No. 20). On December 13, 2000, YPF filed with the Court of Appeals an extraordinary appeal to the Argentine Supreme Court against the decision of the Court of Appeals. The motion to appeal was dismissed by the Court of Appeals on December 29, 2000. On January 5, 2001, YPF filed with the Secretary of the Antitrust and Consumer Protection Board a request to suspend the enforcement of the fine mentioned above. On February 8, 2001, YPF filed with the Argentine Supreme Court a motion for complaint against dismissed appeal requesting that the Argentine Supreme Court grants the appeal and reverses the decision appealed. To date, the request to suspend the enforcement of the fine and the motion filed with the Argentine Supreme Court are still pending of resolution. Though the Company’s Board of Directors, based upon the opinion of external counsel and on the elements available, considers that the Antitrust Law No. 22,262 has not been violated and, therefore, it disagrees with the legal grounds of Resolution No. 189 from the Department, during the year ended December 31, 2000, the Company reserved the amount of 109 as a probable liability, to reflect the content of the judicial decision up to date.

Agreement with the Federal Government and the Province of Neuquén:

On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. Additionally, YPF contributed 20 to certain companies that provide services to YPF applied to the settlement of indebtedness and 10 to cover the working capital requirements of those companies.

11.   Restrictions on Unappropriated Retained Earnings

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions).

The Shareholders’ meeting held on April 10, 2002, approved the appropriation of 41 to legal reserve and 1,250 to reserve for future dividends.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year.

Certain restrictions on dividends remittances related to the new economic rules, are disclosed in Note 13.

12.        Main Changes in Companies Comprising the YPF Group

During the year ended December 31, 2001:

–	In January 2001, the Company sold its 99.99% interest in YPF Brasil S.A. to Repsol YPF, at fair market value, for an amount of approximately US$ 140 million, recording a net income of approximately 17.

–	In January 2001, YPF and YPF International Ltd. sold their investments held in Ecuador to Repsol YPF Ecuador S.A., at fair market value, for an amount of US$ 6 million and US$ 307 million, respectively, recording a net loss of approximately 1 and 1, respectively.

–	In February 2001, the Company sold, for an amount of approximately US$ 66 million, a 36% interest in Oleoducto Trasandino (Argentina) S.A. and A & C Pipeline Holding Company recording a net income of 6 and through YPF Chile S.A., a 36% interest in Oleoducto Trasandino (Chile) S.A., recording a net income of 13.

–	In February 2001, YPF entered into an agreement with Pecom Energía S.A. (“Pecom”) under which it acquired a 20.25% interest in Empresa Petrolera Andina S.A. (“Andina”), through YPF International Ltd., and a 50% interest in Manantiales Behr and Restinga Alí areas, and sold to Pecom its interest in Santa Cruz I (30%), Santa Cruz II (62.2%) and other minor assets. Furthermore, YPF acquired an additional 9.5% interest in Andina to Pluspetrol Resources through YPF International Ltd. The total fair market value of the net assets involved in the mentioned transactions amounted to US$ 435 million. As a consequence of these transactions, YPF’s indirect interest in Andina increased to 50%. The net income recorded for the sale transaction previously mentioned amounted to 96.

–	In February 2001, YPF Gas S.A. and Repsol Gas S.A. signed a Definitive Merger Agreement. Pursuant to this agreement, YPF Gas S.A. merged with and into Repsol Gas S.A. effective as from January 1, 2001, and therefore YPF held 85% of the capital stock of Repsol Gas S.A. In December 2001, the Company sold its interest in Repsol Gas S.A. to Repsol Butano S.A., at fair market value, for US$ 118 million, recording a net loss of 22.

–	In March 2001, Dow Investment Argentina S.A. and YPF approved the merger of PBB S.A. with and into Polisur S.A. (at present PBBPolisur S.A.) at book value, effective as of April 1, 2001. Consequently, YPF holds a 28% interest in the new company.

–	In April 2001, YPF sold its interest in Electricidad Argentina S.A., controlling company of Edenor S.A., to EDF International S.A., for an amount of US$ 195 million, recording a net income of 125.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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–	In June 2001, YPF completed the second tranch of the sale of its 21% interest in Inversora en Distribución de Entre Ríos S.A. to PSEG Americas Ltd., recording a net income of 3.

–	In June 2001, the Board of Directors approved the dissolution of Enerfin S.A. and Argentina Private Development Company Ltd. (Cayman Islands) and the transfer of YPF’s interest in Apex Petroleum Inc. to YPF International Ltd.

–	In July 2001, YPF International Ltd. sold its 100% interest in Repsol YPF Venezuela S.A. to Repsol Exploración S.A. at fair market value, for an amount of US$ 26 million. Additionally, on September 2001, YPF International Ltd. sold its 100% interest in Maxus Venezuela (C.I.) Ltd. and Maxus Guarapiche Ltd. to Repsol Exploración Venezuela B.V., at fair market value, for a total amount of US$ 47 million. As a consequence of these transactions, YPF International Ltd. recognized a loss of 94.

–	In July 2001, the Company sold its interest in Astra Producción Petrolera S.A. to Repsol Exploración Venezuela B.V., at fair market value, for an amount of US$ 3 million, recording a net income of 16.

–	In August 2001, YPF International Ltd. sold its interest in Bitech Petroleum Corporation to Lukoil Overseas Canada Ltd. for an amount of US$ 11 million, recording a net loss of 4.

–	In August 2001, YPF sold its interest in YPF Sudamericana S.A. to Repsol YPF Bolivia S.A. at book value.

–	In November 2001, Argentina Private Development Company Ltd. transferred its interest in Gas Argentino S.A. to YPF S.A. for an amount of US$ 68 million.

–	In December 2001, YPF International Ltd. sold, at fair market value, its 100% interest in YPF Holdings Inc. to YPF for an amount of approximately US$ 191 million.

–	In December 2001, in connection with an asset swap agreement between Repsol YPF and Petróleo Brasileiro S.A., YPF sold its investments in Eg3 S.A., Eg3 Asfaltos S.A. and Eg3 Red S.A. to Repsol YPF, at fair market value, for approximately US$ 559 million, recording a net loss of 27.

–	As of December 31, 2001, YPF through YPF International Ltd. recognized a loss of 252 to value its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia, at its estimated realizable value.

During the three-month period ended March 31, 2002:

–	YPF sold interests in long-term investments and approved the sale of certain subsidiaries, recording a net consolidated income of 78 as of March 31, 2002, including a net loss of 15 recorded in “(Loss) income from sale of long-term investment” and a net gain of 93 in “Losses on long-term investments” of the statement of income:

•	In January 2002, YPF International Ltd. sold the investments in Indonesia previously mentioned for a total amount of approximately US$ 174, recording a gain of 93.

•	In March 2002, the Board of Directors approved the transfer of YPF’s interest in Repsol YPF Chile Ltda., subject to certain conditions, and Repsol YPF Gas Chile Ltda., companies resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$ 45 million, recording a net loss of 15.

–	In March 2002, the Board of Directors approved the transfer of YPF’s indirect interest in Andina and Maxus Bolivia Inc. to Repsol YPF.

Management does not believe that any additional significant adverse effects on the results of operations would occur because of the sale transactions described above.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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13.        Effects of the Devaluation of the Argentine Peso and Other Changes in Economic Rules

As stated in Note 1, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform.

Decree No. 71/2002 of the Federal Executive and Communiqué “A” 3425, as amended, of the Central Bank of Argentina (the “BCRA”) established an “official” exchange system, mainly for exports, certain imports, and bank debts, and a “freely floating” exchange market for the rest of the transactions. The “official” exchange rate was fixed at Argentine pesos 1.4 to US$ 1, and the “freely floating” exchange rate as of the close of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from Argentine pesos 1.60 to Argentine pesos 1.70 to US$ 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect. The main aspects of such other regulations as of the approval date of these financial statements are summarized below:

a)	consolidation of exchange markets into a “free” market for negotiating foreign trade transactions and, with prior authorization of the BCRA, financial transactions. As of May 6, 2002, the US$ exchange rate in that market as of the close of business was 3.20 pesos for each US$, selling exchange rate;

b)	de-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Argentine pesos 1.40 to US$ 1 exchange rate, and of all US dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the Argentine peso 1 to US$ 1 exchange rate. Deposits and certain obligations switched into pesos will be subsequently adjusted by a “benchmark stabilization coefficient” published by the BCRA and which will be applied as from the date of issuance of Decree No. 214/2002 (February 3, 2002), plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system fixed by the BCRA;

c)	de-dollarization of all private agreements celebrated as of January 6, 2002, at the Argentine peso 1 to US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in (b) above;

d)	issue of Argentine Government Bonds, in pesos and US$, to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

e)	de-dollarization of utility rates which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis;

f)	restrictions on the free disposition of funds deposited with banks;

g)	prior authorization of BCRA of transfers abroad on account of financial loans capital payments and dividend distributions, considering the exceptions established in BCRA Communications “A” 3471 and “A” 3501, for the term of 90 calendar days as from February 11, 2002, whatever the payment method is;

h)	implementation of a withholding systems for hydrocarbon exports for five years with applicable rates of 5% for refined products and of 20% for crude oil;

i)	180-day suspension of unjustified dismissals as from January 6, 2002; failure to meet this obligation will carry the penalty of having to pay twice the termination pay provided by current labor legislation;

j)	2-year suspension of the law on bank-deposits unseizability;

k)	180-day suspension, as from February 3, 2002, of all legal proceedings, precautionary measures, and foreclosure proceedings on loans, debts, deposits, or financial rescheduling affected by the new economic measures; and

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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l)	the declaration of productive and credit emergency until December 10, 2003, includes, among other things:

	(1)	suspension from February 14, 2002, and until December 10, 2003, of foreclose on collateral for financial debts that in any way may result in the transfer of control of companies in insolvency proceedings or their subsidiaries;

	(2)	180-day suspension since February 14, 2002, of (i) all court and out-of-court foreclosures, including mortgages and other collateral of any nature whatsoever, either involving debtors under insolvency proceedings or all other debtors of the private and mortgage sector; (ii) bankruptcy petition proceedings, excluding the ruling of precautionary measures to protect the integrity of the debtor’s property; and (iii) precautionary measures, already ordered or new, affecting the assets that are required to continue the debtor’s business.

	(3)	extension of the exclusivity period for all insolvency proceedings initiated before February 14, 2002, and governed by Law No. 24,522, for a term of at least 180 days as from the expiration date fixed or the date of the last extension granted.

To the approval date of these financial statements, the Federal Government is analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the domestic public debt swap will be switched into pesos and the way in which private external debt payments will be made.

On the other hand, and as a consequence of the changes implemented in January, February, March and April, there was an increase in the Argentine consumer price index and in the Argentine wholesale price index of 6.6%, 11%, 11.2% and 19.7%, respectively, according to the information provided by the Argentine Institute of Statistics and Census.

As provided in the Public Emergency and Exchange System Reform Law mentioned above, any loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law’s effective date.

Due to the restrictions imposed on the free availability of funds deposited with the banking system and to the requirement to obtain the Central Bank’s prior authorization, the Company’s ability to remit foreign currencies abroad to make financial loans principal payments and distribute dividends could be restricted.

Collections of exported goods and services, other than the cases described below, must be liquidated in the single and free-exchange market over the terms provided by the Industry and Commerce Department. Furthermore, payments abroad of financial obligations for principal must have the prior authorization of the BCRA, except for pre-financing and financing agreements, early exports collections, and certain financing agreements providing that repayment must be made through applying abroad the cash flow arising from exportations. In this respect, export collections may be applied to settlement thereof, requiring, under certain circumstances, BCRA’s conformity.

Additionally, Decree No. 1589/89 of the Federal Executive, provides that producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17.319, as supplemented, and producers that may decide so in the future will have free availability of the percentage of foreign currency established in biddings and/or renegotiations, or agreed-upon in the respective contracts, and will not be compelled to pay and liquidate the related foreign currency at such percentage. In no case will the maximum freely-available percentage be allowed to exceed 70% of each transaction.

These financial statements include the effects derived from the new economic and exchange policies known to the release date thereof. All estimates made by Company Management have contemplated such policies. The effects of any additional measures to be implemented by the Federal Government and of the regulations to be issued on measures adopted before will be recognized in the financial statements once Company Management becomes aware of their existence.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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14.	Summary of Significant Differences between Accounting Principles followed by the Company and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with Argentine GAAP, which differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). These differences are reflected in the amounts provided in Note 15 and principally relate to the items discussed in the following paragraphs. The additional financial statements disclosures required by U.S. GAAP have hot been presented.

Presentation of Consolidated Financial Statements

Under Argentine GAAP, the Company’s financial statements serve as the primary financial statements issued to shareholders, and consolidated financial statements with condensed disclosures only supplement the Company’s primary financial statements. Under U.S. GAAP, consolidated financial statements serve as the primary financial statements issued to shareholders. While individual balances in the financial statements will vary due to these different methods of presentation, there are no differences between net income and shareholders’ equity as presented in the Company’s unconsolidated financial statements and the amounts for net income and shareholders’ equity presented for the consolidated financial statements. Additionally, as discussed in Note 1.b) to consolidated financial statements, YPF has proportionally consolidated, net of intercompany transactions, the income on related companies in which a 50% interest or joint control is held. The effect of this proportional consolidation, not allowed for U.S. GAAP purposes, amounts to approximately 800 and 407 on net sales and to approximately 36 and 15 on operating income for the three-month periods ended March 31, 2002 and 2001, respectively.

Income Taxes

Under Argentine GAAP, income tax expense is generally recognized based upon the estimate of the current income tax liability to the Federal Treasury. When income and expense recognition for income tax purposes does not occur in the same period as income and expense recognition for financial statements purposes, the resulting temporary differences are not considered in the computation of income tax expense for the year.

Under U.S. GAAP, the liability method is used to calculate the income tax expense. Under the liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax basis of assets and liabilities and for the tax loss carryforward at the statutory rate at each reporting date.

Valuation of Inventories

As described in Note 2.b), the Company values its inventories of refined products for sale, products in process of refining and crude oil at replacement cost. Under U.S. GAAP, these inventories should be valued at historical cost. There have been no significant differences between inventory valued at replacement cost and at historical cost for the periods presented.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Capitalization of Financial expenses

Under Argentine GAAP, capitalization of interest charges and exchange differences, net of the effect of the inflation as detailed in Note 1, relating to major projects under construction, is required.

Capitalization of only interest charges related to the construction cost of an asset is permitted under U.S. GAAP. There have no significant differences between both general accepted accounting principles for the periods presented.

Additionally, General Resolution No. 398 of the CNV and Resolution M.D. No. 3/2002 of the CPCECABA accept, as an exceptional treatment, that exchange differences originated as from January 6, 2002, related to foreign currency liabilities as of such date, should be allocated to the cost value of the assets acquired or constructed through such financing, as log as a number of conditions and forms established in such Resolutions are met, and there is a direct relationship between the financing and the acquisition, construction or production of the assets qualifying for the allocation of exchange differences (outstanding as of January 6, 2002). In the case in which there is an indirect relationship between the financing and the acquisition, production or construction of the qualifying assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.

As of March 31, 2002, certain YPF’s subsidiaries have capitalized negative exchange differences amounting to 853, related to foreign currency liabilities, which should have been expensed for U.S. GAAP purposes.

Exchange difference for the valuation of assets and liabilities as of December 31, 2001

Under U.S. GAAP, assets and liabilities in foreign currency as of December 31, 2001, had been valued at the exchange rates effective as of January 11, 2002, when the exchange market reopened, as stated in paragraph 26 of the Statement of Financial Accounting Standards (“SFAS”) No. 52 and Topic D-12 of the Emerging Issues Task Force, both from the Financial Accounting Standards Board. The “freely floating” exchange rate at the close of business of the first day the exchange market reopened was Argentine peso 1.7 to US$ 1. As of December 31, 2001, the estimated total effect of the devaluation of the Argentine peso was expensed and amounted to 2,216. Under Argentine GAAP, this effect was recognized as of March 31, 2002.

Impairment of long-lived assets

Under Argentine GAAP, the Company has historically followed a policy of analyzing the recoverability of its assets on an overall basis. With respect to operations that were held pending sale or disposal, the Company’s policy was to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, the Company aggregates its assets held for use so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets”, by comparing the net book value of such an asset with the expected cash flow (before income tax and without discounting the cash flow). For those assets where the net book values are higher than the cash flows, an allowance has been established for the difference between the net book values and the discounted cash flows after tax at a 10% rate. The accumulated adjustment under U.S. GAAP of the impairment generated as of March 31, 2002 was 216 for the YPF’s Exploration and Production Segment, and 9 for the Refining and Marketing Segment corresponding to investments in controlled companies. The main factor for the accumulated impairment in the Exploration and Production Segment was the decline in the oil international prices in previous years, which affected basically oil fields in the San Jorge Basin (Argentina).

The adjusted basis after impairment results in lower future depreciation under U.S. GAAP.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Vacation accrual

Under Argentine GAAP, there are no specific requirements governing the recognition of the accrual for vacations. The acceptable practice in Argentina is to charge to expense vacations when taken and to accrue only the amount of vacation in excess of the normal remuneration. Under U.S. GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation.

Translation of foreign subsidiaries

Under Argentine GAAP, foreign subsidiaries’ financial statements are translated into Argentine pesos from the functional currency using the year-end exchange rate and translation adjustments are included in net income. Under U.S. GAAP, translation adjustments are not included in determining net income for the year but are included as a component of shareholders’ equity on the balance sheet and additionally, income statements are translated using a weighted average exchange rate for the period.

Start up costs

Under Argentine GAAP, start up costs can be capitalized subject to recoverability through future revenues. These costs should be amortized starting with the date the related plants and the facilities go into production. Under U.S. GAAP, start up costs are expensed as incurred.

Accounting for Derivative Instruments and Hedging Activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” establishes that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 provides that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company held a cash flow hedge, for which the objective is to provide protection against variability in cash flows due to changes in crude oil prices (Note 1). Under U.S. GAAP, cash flow hedges’ gains or losses, related to the changes in their fair values, are initially deferred in Other Comprehensive Income (“OCI”) and are reclassified into income concurrently with the recognition in income of the cash flow items hedged. The net after-tax amount expected to be reclassified from OCI within the next 12 months is not material.

The Company has entered into a limited number of fair value hedges to protect the fair value of certain forward contracts from the variability caused by fluctuations in crude oil prices (Note 1). Under U.S. GAAP, changes in fair value of fair value hedges are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item.

The Company had no material ineffectiveness in any cash flow or fair value hedge during the three-month period ended March 31, 2002.

Under Argentine GAAP, gains or losses on hedging activities are deferred until the related transaction is recognized.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Goodwill and Other Intangible Assets

Under SFAS No. 142, intangible assets shall be initially recognized and measured based on their fair value. According to the Statement, an intangible asset with a finite useful life shall be amortized while goodwill and other intangible assets with an indefinite useful life shall not be amortized and will be subject to an impairment test. YPF adopted this Statement as of January 1, 2002. Adoption of the provisions of SFAS No. 142 do not have a material impact either on U.S. GAAP earnings or shareholders’ equity.

Under Argentine GAAP, goodwill and other intangible assets are amortized over their estimated useful life using the straight-line method.

Accounting for Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations”.

SFAS No. 143 requires that a liability for an asset retirement obligation shall be recognized at its fair value in the period in which it is incurred. Such liability shall be discounted and an accretion expense shall be recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Subsequent changes in fair value shall be considered as a change in estimates. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. YPF will adopt SFAS No. 143 as of January 1, 2003. The Company has not quantified the impact of adopting SFAS No. 143 and expects to conclude it during 2002.

Under Argentine GAAP, there are no specific requirements governing the recognition of a liability for asset retirement obligations. The acceptable practice in Argentina is to recognize asset retirement obligations using an undiscounted cost-accumulation measurement approach and take them into account in determining depreciation rates.

15.      Reconciliation of Net Income and Shareholders’ Equity to United States Generally Accepted Accounting Principles

The following is a summary of the significant adjustments to net income for each of the three-month periods ended March 31, 2002 and 2001, and to shareholders’ equity as of March 31, 2002 and 2001, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the financial statements. Amounts are expressed in millions of Argentine pesos.

	2002	2001

Net (loss) income according to Argentine GAAP	(1,838)	352
Increase (decrease) due to:
Deferred income tax (Note 14)	567	(21)
Other adjustments to conform investments in controlled companies and investees to U.S. GAAP(1)	1	5
Impairment of long-lived assets (Note 14)	12	18
Translation of foreign subsidiaries (Note 14)	(2,301)	(6)
Exchange differences (Note 14)	2,216	–
Exchange differences capitalized by subsidiaries (Note 14)	(853)	–
Other items, net(2)	13	(6)

Approximate net (loss) income in accordance with U.S. GAAP	(2,183)	342

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Approximate (losses) earnings per share in accordance with U.S. GAAP	(5.55)	0.87

Shareholders’ equity according to Argentine GAAP	6,644	9,589
Increase (decrease) due to:
Deferred income taxes (Note 14)	1,250	119
Other adjustments to conform investments in controlled companies and investees to U.S. GAAP(1)	210	44
Impairment of long-lived assets (Note 14)	(216)	(206)
Exchange differences capitalized by subsidiaries (Note 14)	(853)	–
Other items, net(2)	(12)	(9)
Other comprehensive income:
Derivative instruments and hedging activities (Note 14)	2	(4)

Approximate shareholders’ equity in accordance with U.S. GAAP	7,025	9,533

(1)	Includes the effect of impairment of long-lived assets and assets to be disposed of, deferred income taxes, depreciation of purchase price allocation to fixed assets at the time of Maxus’ acquisition, start up costs of controlled companies and investees to net income and shareholders’ equity, and the effect of the sale of noncurrent assets to related parties to net income.
(2)	Corresponds mainly to the effect in net income and shareholders’ equity of accruing for vacation pay as earned and the effect of the sale of YPF’s noncurrent assets to related parties to net income.

As indicated in Note 1 and in accordance with Argentine Securities Commission regulations, the Company has not recognized the effect of changes in the purchasing power of the Argentine peso occurred since January 1, 2002, a requirement of Resolution M.D. No 3/2002 of the Buenos Aires City Professional Council in Economic Sciences. Had such Resolution been applied, the Company’s shareholders’ equity under Argentine GAAP as of March 31, 2002, would have increased and the loss under Argentine GAAP for the three-month period then ended would have decreased by approximately 2,900 and 180 million, respectively.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos – Note 1)
(Unaudited)

	2002
	Cost
Main Account	Accounts at Beginning of Year	Increases		Net Decreases and Transfers	Amounts at End of Period

Land and Buildings	869	–		–	869
Mineral property, wells and related equipment	16,109	–		45	16,154
Refinery equipment	2,973	–		30	3,003
Transportation equipment	727	–		1	728
Materials and equipment in warehouse	102	39		(27)	114
Drilling and work in progress	546	217		(61)	702
Furniture, fixtures and installations	208	–		6	214
Selling equipment	662	–		–	662
Other property	133	–		(9)	124

Total, current period	22,329	256	(3)	(15)	22,570

Total, prior period	19,990	2,345	(3)(5)	(538) (1)	21,797

	2002										2001
	Depreciation
Main Account	Accumulated at Beginning of Year	Net Decreases and Transfers		Depreciation Rate		Increases		Accumulated at End of Period	Net Book Value		Net Book Value

Land and buildings	328	(1)		2%		4		331	538		521
Mineral property, wells and related equipment	10,582	(3)			(2)	162		10,741	5,413	(4)	5,300	(4)
Refinery equipment	1,911	–		4-5%		25		1,936	1,067		1,115
Transportation equipment	488	(1)		1-5%		3		490	238		237
Materials and equipment in warehouse	–	–		–		–		–	114		103
Drilling and work in progress	–	–		–		–		–	702		609
Furniture, fixtures and installations	173	–		10%		4		177	37		50
Selling equipment	389	(1)		10%		13		401	261		285
Other property	93	(2)		10%		4		95	29		18

Total, current period	13,964	(8)				215		14,171	8,399

Total, prior period	12,547	(325	)(1)			1,337	(6)	13,559			8,238

(1)	Includes 11 of net book value charged to fixed assets allowances and 195 charged to “(Loss) income from sale of long-term investments” for the three-month period ended March 31, 2001.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.e).
(3)	Includes 4 corresponding to capitalized financial expenses for those assets which construction is extended in time for the three-month periods ended March 31, 2002 and 2001 (Note 2.e).
(4)	Includes 789 and 876 of mineral property as of March 31, 2002 and 2001, respectively.
(5)	Includes 2,095 of book value corresponding to fixed assets of Astra and Repsol Argentina S.A. at the moment of their merger into YPF, and to fixed assets acquired to Pecom.
(6)	Includes 1,133 of fixed assets’ accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of its merger into YPF.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit B

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001 INTANGIBLE ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos – Note 1)

(Unaudited)

	2002
	Cost
Main Account	Amount at Beginning of Year	Increases		Amount at End of Period

Goodwill
– Refinería del Norte S.A.	2	–		2
– Gas Argentino S.A.	6	–		6
– Repsol YPF Gas S.A.	–	–		–
– PBBPolisur S.A.	26	–		26
– Maleic S.A.	5	–		5

Total, current period	39	–		39

Total, prior period	101	47	(2)	148

	2002						2001
	Amortization
Main Account	Accumulated at Beginning of Year	Increases		Amortization Rate	Accumulated at End of Period	Net Book Value	Net Book Value

Goodwill
– Refinería del Norte S.A.	–	–		5%	–	2	2
– Gas Argentino S.A.	1	5		5%	6	–	3
– Repsol YPF Gas S.A.	–	–		–	–	–	56
– PBBPolisur S.A.	13	13		10%	26	–	20
– Maleic S.A.	2	–		10%	2	3	4

Total, current period	16	18	(1)		34	5

Total, prior period	59	4	(1)(3)		63		85

(1)				Includes 17 charged to “Allowance for reduction in value of holdings in long-term investments” as of March 31, 2002, and 1 and 4 included in “Losses on long-term investments” account in the statements of income as of March 31, 2002 and 2001, respectively.
(2)				Includes 35 corresponding to goodwill recorded at Astra at the moment of its merger into YPF and 12 corresponding to the goodwill arising from the merger of Repsol Gas S.A. with YPF Gas S.A.
(3)				Includes 1 of accumulated depreciation of goodwill recorded at Astra at the moment of its merger into YPF.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001
INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos – Note 1)

(Unaudited)

	2002																		2001

									Information on the Issuer
	Description of the Securities										Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost		Main Business	Registered Address	Date	Capital Stock		Income (loss)	Equity		Holding in Capital Stock		Book Value

Controlled companies:
YPF International Ltd.	Common	US $1		100	2,570		1,364		Investment and finance	P.O. Box 847 – Grand Cayman – Cayman Islands	03/31/02	–	(5)	75	2,570		100.00%			2,087

YPF Holdings Inc.	Common	US$ 0.01		100	506		191		Investment and finance	717 North Harwood Street – Dallas – Texas – U.S.A.	03/31/02	546		(14)	506		100.00%			–

Operadora de Estaciones de Servicios S.A.	Common	$ 1		11,880	122		119		Acquisition, supdivision, repair and transfer of properties and commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777 – Buenos Aires – Argentina	03/31/02	–	(5)	1	122		99.00%			147

YPF Chile S.A.	–	– –		–	–		–		Administration of the investments’ acquisitions and exploitation of YPF S.A. in Chile	Gertrudis Echenique 30 – P. 12[o] – Comuna Las Condes – Santiago de Chile – Chile	–	–		–	–		–			173

Repsol YPF Gas S.A.	–	– –		–	–		–		Hydrocarbon marketing	Esmeralda 255 P. 4[o] – Buenos Aires – Argentina	–	–		–	–		–			79

A-Evangelista Construções e Serviços Ltda.	Common	R$ 10		2,593	–	(5)	–	(5)	Maintenance and repairing services of facilities and equipments used in oil and gas industry, equipment marketing, engineering studies and project development, and other related activities	Av. Paulo de Frontin 289 – Rio de Janeiro – Brazil	12/31/01	1		(1)	–	(5)	1.00%		(1)	–	(5)

A-Evangelista S.A.	Common	$ 1		8,683,498	32	(2)(4)	14		Engineering and construction services	Tucumán 774 – P. 12[o] – Buenos Aires – Argentina	12/31/01	9		4	28		99.91%			21

Argentina Private Development Company Limited (in liquidation)	Common	US$ 0.01		769,414	44	(4)	38		Investment and finance	P.O. Box 1109, Midland Bank Trust Building, Fort Street – Georgetown - Grand Cayman – British West Indies	12/31/01	–	(5)	3	44		100.00%			39

Astra Produccion Petrolera S.A.	–	– –		–	–		–		Performance of technical, scientific and research contracts	Av. Nueva Esparta con Calle Cerro Sur, Sector Las Garzas, Centro Empresarial Bahía de Pozuelos – Po. 1 y 2 – Barcelona – Estado Anzoategui – Venezuela	–	–		–	–		–			(15)

Enerfin S.A. (in liquidation)	Common	US$ 100		50,000	–		11		Investment and finance	Juncal 1327 – Apto. 602 – Montevideo – Uruguay	11/30/01	–		–	–		100.00%			3

Poligas Luján S.A.C.I.	Common	$ 1		7,574	–	(5)	–	(5)	Rent of bottling plant of liquefied gas	Tucumán 744 – P. 10[o] – Buenos Aires – Argentina	11/30/01	–	(5)	– (5)	–	(5)	50.50%			–	(5)
Investees:
Compañía Mega S.A.	Common	$ 1		77,292,000	81	(4)	77		Separation, fractionation and transportation of natural gas liquids	Av. Roque Sáenz Peña 777 – P. 7[o] – Buenos Aires – Argentina	12/31/01	203		9	212		38.00%			77

Petroken Petroquímica Ensenada S.A.	Common	$ 1		40,602,826	47	(4)	47		Petrochemicals	Sarmiento 1230 – P. 6[o] – Buenos Aires – Argentina	12/31/01	81		(2)	113		50.00%			59

Profertil S.A.	Common	$ 1		1,000,000	95	(4)	178		Production and marketing of fertilizers	Alicia Moreau de Justo 140 – P. 1[o] – Buenos Aires – Argentina	12/31/01	2		(30)	325		50.00%			170

Refinería del Norte S.A.	Common	$ 1		45,803,655	25	(4)	56		Refining	Maipú 1 – P. 2º – Buenos Aires – Argentina	12/31/01	92		7	128		50.00%			63

Oleoductos del Valle S.A.	Common	$ 10		4,072,749	44	(2)	22		Oil transportation by pipeline	Florida 1 – P. 10[o] – Buenos Aires – Argentina	12/31/01	110		22	155		37.00%			42

PBBPolisur S.A.(7)	Common	$ 1		12,838,664	48	(4)	107		Petrochemicals	Av. Eduardo Madero 900 – P. 7[o] – Buenos Aires – Argentina	12/31/01	46		(77)	157		28.00%			61

Terminales Marítimas Patagónicas S.A.	Common	$ 10		476,034	13	(2)	3		Oil storage and shipment	Av. Leandro N. Alem 1180 – P. 11[o] – Buenos Aires – Argentina	12/31/01	14		6	47		33.15%			14

Oiltanking Ebytem S.A.	Common	$ 10		351,167	3	(2)	4		Hydrocarbon transportation and storage	Alicia Moreau de Justo 872 – P. 4[o] – Of. 7 – Buenos Aires – Argentina	12/31/01	12		6	19		30.00%			3

Gasoducto del Pacífico (Argentina) S.A.	Preferred	$ 1		12,298,800	13		12		Gas transportation by pipeline	San Martín 323 – P. 19[o] – Buenos Aires – Argentina	12/31/01	124		5	133		10.00%		(3)		13

Gasoducto del Pacífico (Cayman) Ltd.	Common	US$ 1		5,000	–	(5)	–	(5)	Investment and finance	P.O. Box 265 – Georgetown – Cayman Islands	12/31/00	–	(5)	– (5)	–	(5)	10.00%			–	(5)

Central Dock Sud S.A.	Common	$ 0.01		86,799,282	4		1		Electric power generation and bulk marketing	Reconquista 360 – P. 6[o] – Buenos Aires – Argentina	12/31/01	9		18	211		9.98	%(6)		1

Gas Argentino S.A.	Common	$ 1		104,438,182	153		154		Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360 – Buenos Aires – Argentina	12/31/01	230		14	337		45.33%			93

Inversora Dock Sud S.A.	Common	$ 1		40,291,975	114		87		Investment and finance	Reconquista 360 – P. 6[o] – Buenos Aires – Argentina	12/31/01	94		13	208		42.86%			90

Pluspetrol Energy S.A.	Common	$ 1		30,006,540	90	(4)	55		Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339 – Buenos Aires – Argentina	12/31/01	67		30	244		45.00%			96

A&C Pipeline Holding Company	Common	US$ 1		162,000	–	(5)	–	(5)	Investment and finance	P.O. Box 309 – Georgetown – Cayman Islands	12/31/01	1		– (5)	1		18.00%			–	(5)

Oleoducto Trasandino (Argentina) S.A.	Preferred	$ 1		8,099,280	11	(4)	8		Oil transportation by pipeline	Esmeralda 255 – P. 5[o] – Buenos Aires – Argentina	12/31/01	45		7	62		18.00%		(3)		12

Petróleos Transandinos YPF S.A.	Common	– –	(8)	1,179	–	(5)	–	(5)	Exploration and production of oil and gas; refining and marketing of oil and petroleum derivatives	Gertrudis Echenique 30 – P. 12[o] – Comuna Las Condes – Santiago de Chile – Chile	12/31/01	47		5	57		1.05%			1
Other companies:
Mercobank S.A.	Common	$ 1		1,800,264	6		6		Investment and finance	Bartolomé Mitre 343 – Buenos Aires – Argentina	06/30/00	46		(15)	14		3.91%			6

					4,021		2,554													3,335

For supplemental information on main changes on companies comprising the YPF Group, see Note 12.

(1)	Indirect controlled company through A-Evangelista S.A. holding in capital stock (99.00%).
(2)	Holding in shareholders’ equity, net of intercompany profits.
(3)	Interest in preferred stock.
(4)	Holding in shareholders’ equity as of December 31, 2001 plus the results of the operations of the first quarter of 2002.
(5)	No value is disclosed, due to book value is less than $1 million.
(6)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(7)	PBB was merged with and into Polisur S.A. effective as from April 1, 2001.
(8)	These shares have no face value.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit E

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001
ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos – Note 1)
(Unaudited)

	2002					2001

Account	Amount at Beginning of Year	Increases		Decreases	Amount at End of Period	Amount at End of Period

Related to current assets:
For doubtful trade receivables	467	–		5	462	273
For other doubtful accounts	104	–		–	104	102

	571	–		5	566	375

Related to noncurrent assets:
For valuation of other receivables to their estimated realizable value	36	1		–	37	5
For reduction in value of holdings in long-term investments	141	–		17	124	6
For unproductive exploratory drilling	2	16		–	18	16
For obsolescence of materials	12	–		–	12	13
For fixed assets to be disposed of	26	–		–	26	26

	217	17		17	217	66

Total deducted from assets, current period	788	17		22	783

Total deducted from assets, prior period	437	24		20		441

Reserves for losses – current:
For miscellaneous contingencies	113	–		–	113	113

Reserves for losses – noncurrent:
For pending lawsuits (Note 10.a)	100	–		2	98	89
For miscellaneous contingencies	3	–		–	3	5

	103	–		2	101	94

Total included in liabilities, current period	216	–		2	214

Total included in liabilities, prior period	203	7	(1)	3		207

(1)	Corresponds to Astra and Repsol Argentina S.A. reserves for losses, recorded at the moment of their merger into YPF.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit F

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME AS OF MARCH 31, 2002 AND 2001

COST OF SALES
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos – Note 1)

(Unaudited)

	2002	2001

Inventories at beginning of year	251	307
Effect of the merger with Astra and Repsol Argentina S.A.	–	12
Purchases for the period	98	99
Production costs (Exhibit H)	751	632
Holding gains on inventories (Note 3.i)	9	6
Inventories at end of period (Note 3.d)	(263)	(357)

Cost of sales	846	699

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001
FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

(Unaudited)

	Foreign Currency
	and Amount				Exchange Rate		Book Value
					in pesos as of		as of
Account	2001		2002		03-31- 02		03-31-02

Current Assets
Cash	US$	1	US$	27	2.90	(1)	78

Investments	US$	6	US$	13	2.90	(1)	38

Trade receivables
Accounts receivable	US$	439	US$	241	2.90	(1)	699
		€3		–	–		–

							699

Other receivables	US$	231	US$	294	2.90	(1)	853

Total current assets							1,668

Noncurrent Assets
Other receivables	US$	221	US$	93	2.90	(1)	270

Total noncurrent assets							270

Total assets							1,938

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit G (Cont.)

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001
FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

(Unaudited)

	Foreign Currency
	and Amount				Exchange Rate	Book Value
					in pesos as of	as of
Account	2001		2002		03-31-02	03-31-02

Current Liabilities
Accounts payable	US$	123	US$	112	3.00 (2)	336

Loans
prefinancing	US$	16	US$	367	3.00 (2)	1,101
Related parties	US$	842	US$	487	3.00 (2)	1,461
Negotiable Obligations	US$	165	US$	311	3.00 (2)	933
	Itl. Lira	307,609	–	–	–	–
The Export Import Bank of Japan	Yen	3,791	–	–	–	–
Currency swaps	US$	67	–	–	–	–

						3,495

Advances from crude oil purchasers	US$	89	US$	151	3.00 (2)	453

Total current liabilities						4,284

Noncurrent Liabilities
Accounts payable	US$	220	US$	10	3.00 (2)	30

Loans
The Export Import Bank of Japan	Yen	3,716	–	–	–	–
Currency swaps	US$	6	–	–	–	–
prefinancing	US$	138	US$	113	3.00 (2)	339
Negotiable Obligations	US$	1,145	US$	709	3.00 (2)	2,127

						2,466

Advances from crude oil purchasers	US$	254	US$	469	3.00 (2)	1,407

Total noncurrent liabilities						3,903

Total liabilities						8,187

(1) Buying exchange rate.
(2) Selling exchange rate.
Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Notes 14 and 15 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME AS OF MARCH 31, 2002 AND 2001

EXPENSES INCURRED
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(amounts expressed in millions of Argentine pesos – Note 1)

(Unaudited)

	2002						2001
	Production Costs	Administrative Expenses		Selling Expenses	Exploration Expenses	Total	Total

Salaries and social security taxes	52	12		17	3	84	74
Fees and compensation for services	4	13	(1)	3	–	20	19
Other personnel expenses	6	3		2	–	11	10
Taxes, charges and contributions	7	–		1	–	8	7
Royalties and easements	158	–		–	–	158	126
Insurance	2	–		1	–	3	3
Rental of real estate and equipment	17	–		5	–	22	15
Survey expenses	–	–		–	1	1	–
Depreciation of fixed assets	196	3		16	–	215	204
Industrial inputs, consumable materials and supplies	41	1		4	–	46	44
Construction and other service contracts	70	2		7	–	79	56
Preservation, repair and maintenance	91	3		3	–	97	61
Contracts for the exploitation of productive areas	17	–		–	–	17	13
Unproductive exploratory drillings	–	–		–	16	16	6
Transportation, products and charges	52	–		40	–	92	76
Allowance for doubtful trade receivables	–	–		–	–	–	18
Publicity and advertising expenses	–	2		6	–	8	16
Fuel, gas, energy and miscellaneous	38	4		7	1	50	61

Total, current period	751	43		112	21	927

Total, prior period	632	36		130	11		809

(1)	Includes 1 provided for fees to the Directors and Statutory Auditors.

Signed for purposes of identification with our report dated MAY – 08 – 2002	Signed for purposes of identification with our report dated MAY – 08 – 2002 PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Tº 1 – Fº 8

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 14 – Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.F. Tº 156 – Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the report originally issued in Spanish

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of
YPF SOCIEDAD ANONIMA:

Dear Sirs:

In accordance with the requirements of the Buenos Aires Stock Exchange and current legal requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of March 31, 2002 and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled companies as of March 31, 2002 and the related consolidated statements of income and cash flows for the three-month period then ended, disclosed as supplemental information in Schedule I. These documents are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions.

Our work on the accompanying financial statements consisted in assessing the consistency of significant information contained in the statements with the corporate decisions set forth in minutes, and the conformity of these decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting such audit, we mainly considered the report issued by the external auditor Ricardo C. Ruiz, C.P.A. (partner of the firm Pistrelli, Diaz y Asociados) dated May 8, 2002 and in accordance with generally accepted auditing standards in Argentina for a review of interim financial statements. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above external auditor’s report provide a reasonable basis for our report.

As described in Note 13 to the accompanying financial statements, during this year, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government to the date of this report, which are detailed in the note mentioned above, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) default on payments of the external public debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans principal payments and dividend distributions without prior authorization from the Central Bank of Argentina; (e) the implementation of new withholding systems for hydrocarbon exports and (f) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

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As indicated in Note 1 to the accompanying financial statements and in accordance with Argentine Securities Commission regulations, the Company has not recognized the effect of changes in the purchasing power of the Argentine peso occurred since January 1, 2002, a requirement of Resolution M.D. No. 3/2002 of the Buenos Aires City Professional Council in Economic Sciences. Had such Resolution been applied, (a) the Company’s shareholders’ equity as of March 31, 2002, would have increased and the loss for the three-month period then ended would have decreased by approximately $ 2,900 million and $ 180 million, respectively, and (b) all account balances as of March 31, 2001, presented for comparative purposes would have been restated to recognize the effects of the changes in the purchasing power of the Argentine peso for the three-month period ended March 31, 2002.

Based on our work, except for the nonrecognition of the effect of changes in the purchasing power of Argentine peso mentioned in the previous paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in Argentina.

In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the period we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

Buenos Aires, Argentina May 8, 2002	For Statutory Audit Committee HOMERO BRAESSAS Statutory Auditor C.P.A., Buenos Aires University C.P.C.E.C.F. To 14 – Fo 111

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 20, 2002	By:	/s/ Carlos Olivieri Name: Carlos Olivieri Title: Chief Financial Officer